FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated July 26, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: July 26, 2012

2011/12 ANNUAL

REPORT

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

This report refers to: group, company, Jaguar Land Rover, JLR etc. all of which refer to Jaguar Land Rover PLC and its subsidiaries.

FY12 – year ended 31 March 2012

FY11 – year ended 31 March 2011

FY10 – year ended 31 March 2010

EBITDA is earnings before interest, tax, depreciation, amortisation and foreign exchange.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Key metrics

Retail volumes

Revenue

Underlying profit before tax

Net income

Guidance Notes:

•	Underlying PBT is before providing for mark-to-market losses on un-hedged commodity and foreign exchange derivatives

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Key milestones for the year ended 31 March 2012

Launch of the Range Rover Evoque

In September 2011, Range Rover released the company’s first completely new model since the Freelander to an enthusiastic reception. The world-wide roll-out of the Evoque was completed by December 2011.

Since going on sale, the vehicle has won over 100 awards, including Top Gear Car of the Year, World Design Car of the Year and North American Truck of the Year.

With its modern styling and plentiful opportunities for personalisation, the car has seen retail sales of over 50,000 units in the first six months.

Major investment in new facilities and staff

During the year, the company has expanded its Halewood facility by employing an additional 1,500 staff to build the new Range Rover Evoque.

The company has announced a plan to build a new engine factory in Wolverhampton, continuing its commitment to UK manufacturing and enabling it to develop a new range of economic, efficient engines.

The company has also expanded the workforce at Solihull, with an additional 1,000 employees, in order to keep production in line with the growth in demand for its products.

Continued expansion and continued success

In March 2012, the company announced it has signed a joint venture agreement with Chery Automotive to build vehicles for the Chinese market. The Chinese market has grown rapidly over the last few years, with the company’s retail sales growth of 76% in the current year and an expectation of being our largest market by the end of next year.

The company has also reached a milestone in the year when the one millionth Land Rover Discovery rolled off the line in Lode Lane, our Solihull manufacturing plant.

This follows the one millionth Range Rover which was built last year.

The Discovery was greeted by a number of successful explorers, including Sir Ranulph Fiennes, as it set off on a 50 day journey of over 8,000 miles across 13 countries with the aim of raising £1 million for the Red Cross and Red Crescent.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Continued expansion of the Jaguar range

During the year Jaguar expanded the XF range with a more fuel efficient 2.2D XF. The engine has an 8 speed automatic gearbox, only emits 149g CO2/km and achieves 58.9mpg. This was demonstrated with a drive over nearly 3,000 miles from New York to Los Angeles, averaging 62.9 mpg.

The XF model will also be further expanded with the new Sportbrake version to be launched later in 2012.

The development of the brand continues apace with the announcement of the new F-Type, which was shown at the New York motor show in January 2012.

Other events in the year

Land Rover celebrated the 25th anniversary of the brand launch in America at the New York Motorshow.

Jaguar 2.2D XF on day 6 of its epic drive from New York to Los Angeles.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Director’s report

The directors of Jaguar Land Rover PLC present the annual report and audited consolidated financial statements of Jaguar Land Rover PLC and its subsidiary companies (the ‘company’ or ‘group’), for the year ended 31 March 2012 (‘FY12’).

The company is a wholly-owned subsidiary and integrated business division of Tata Motors, a part of the Tata Group, an Indian business conglomerate with operations in more than 80 countries across six continents. Tata Motors is India’s leading automobile company and ranks as the fourth largest bus and truck manufacturer in the world by volume.

General trends in performance

Results and prospects

Strong volume growth

The company has had a successful year of continued growth in expanding markets, including 76% year on year growth in China retail sales. The company has also improved performance in more mature economies, where, despite uncertain trading conditions, the company has increased sales in all major markets.

The volume growth has been partly driven by new vehicle launches in the year, but also increasing sales of our existing models. Profitability growth has benefitted from favourable exchange rates coupled with cost reduction and efficiency initiatives.

Overall consolidated retail volumes in FY12 were 305,859 units, an increase of 27% compared to the prior year. Retail volumes were 54,227 units for Jaguar and 251,632 units for Land Rover, growth of 5% and 33% respectively.

Retail volumes in the Europe were 68,420, a 27% increase on the prior year. UK retail volumes were 60,022 units, a 3% increase on the prior period, whilst the North American retail volumes were 58,003, an increase of 15%. Retail volumes in key growth markets saw significant increases with China retail volumes ending the period at 50,994 (up 76%), Asia Pacific at 12,976 (up 29%) and other markets at 55,444 (up 39%).

Wholesale volumes for FY12 were 314,433 units, an increase of 29% on the prior reporting period. At a brand level, wholesale volumes were 54,039 units for Jaguar and 260,394 units for Land Rover, growth of 2% and 37% respectively.

Record revenue and earnings

The company generated record revenue and earnings during FY12. This was primarily driven by increased demand for both brands as well as a strong product and market mix, supported by a favourable exchange environment.

Consolidated revenues for FY12 were £13,512 million, an increase of 37% compared to FY11.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

EBITDA growth

Consolidated EBITDA for FY12 was £2,027 million, an increase of 35% compared to FY11, a significant improvement mainly driven by increased revenue and a favourable exchange rate environment.

The improvement in operational results, particularly in EBITDA, net income, cash and the liquidity position, were attributable to an increase in wholesale volumes and a change in product mix. The introduction of the new Range Rover Evoque and the new variants of the Jaguar XF as well as the continued strength of the Range Rover and Range Rover Sport were key contributors to the overall success.

The company also experienced a change in market mix, in particular the continued strengthening of business in China, which is expected to become our largest market within the next 12 months. Further, the company’s performance was also improved by the positive impact of the continuing strength of the US dollar against the pound sterling and the euro, improving the company’s revenues against the backdrop of a largely pound sterling and euro cost base.

The improvement in the company’s results of operations in FY12 was also partially attributable to further cost-efficiency improvements in material costs and manufacturing costs, supported by increased production volume levels.

Material cost of sale for FY12 were £8,733 million, an increase of £2,555 million (41%) compared to FY11 and, as a percentage of revenue, was 65%, an increase of 2% compared to FY11. The main drivers of this increase in costs were the increase in volume, together with product and market mix (including higher duties) and year over year increases in raw material prices, partially offset by cost efficiencies.

Employee costs for FY12 were £1,011 million, an increase of £222 million (28%) compared to FY11. This reflects a significant increase in permanent and agency headcount, both in product development to support our increased product development strategy and manufacturing to support our increased volumes, mainly as a result of the Range Rover Evoque and increased demand for other products.

Other expense for FY12 was £2,529 million, an increase of £559 million (29%) compared to FY11. These costs include manufacturing and launch costs, freight and distribution costs, warranty costs, product development expense, selling and fixed marketing. Some of these costs were attributable to launch spend on the Range Rover Evoque that went on sale during September 2011 as well as the Jaguar XF 2.2D and 2012 model year launches of other vehicles.

Development costs capitalised of £751 million represent an increase of £220 million (41%). This reflected the increased spend on future model development for both brands.

Net income growth

Consolidated net income for FY12 was £1,481 million, an increase of £445 million (43%) compared to FY11. Depreciation and amortisation costs were £466 million, an increase of £70 million (18%) compared to FY11, reflecting the growing product development and facilities expenditure.

The net foreign exchange gain was £14 million, a decrease of £19 million compared to FY11. Finance income was £16 million, an increase of £6 million compared to FY11, as a result of an increase in cash generated by the company during FY12. Finance expense (net of capitalised interest) was £85 million, an increase of £52 million compared to FY11, relating to the unsecured bonds issued during the year.

The effective tax rate was 2% compared to 7% in FY11. This reflects the recognition of £217 million of previously unrecognised deferred tax assets in the income statement. An additional one-time benefit of £171m relating to deferred tax assets was recognised in reserves. In FY11, the group had £422 million of deferred tax assets which were unrecognised, as required under IAS 12, due to uncertainty about future recoverability. These have been recognised in FY12 due to improved results and increased profitability.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

The company’s vehicles

Jaguar models and update

Jaguar designs, develops and manufactures premium luxury saloons and sports cars recognised for their performance, design and unique British style. Jaguar’s range of products comprises the XK sports car (coupe and convertible), the XF saloon and the new XJ saloon.

•	The current XK was launched in 2009, and the XK range was significantly revised with a new look for 2011. The new XKR-S, which was unveiled at the Geneva Motor Show on 1 March 2011, is the sporting flagship for the company’s revitalised XK line-up. The XKR-S is the fastest and most powerful production sports GT that Jaguar has ever built.
•

The XF, launched in 2008, is a premium executive car that merges sports car styling with the sophistication of a luxury saloon. The Jaguar XF is Jaguar’s best-selling model across the world by volume and it has garnered more than 80 international awards since its launch, including being named “Best Executive Car” by What Car? Magazine in every year since its launch. For 2012 model year, fundamental design changes to the front and rear aim to bring a more assertive, purposeful stance to the vehicle, closer to the original C-XF concept car. In addition, the Jaguar 12 model year line-up included a new four-cylinder 2.2-litre diesel version of the XF with Intelligent Stop-Start Technology, making it the most fuel-efficient Jaguar yet. In 2012, the company announced a further expansion of the XF range with the introduction of the Sportbrake, due later in 2012. The Sportbrake has increased rear load space to appeal to a wider range of buyers.

•

The XJ is Jaguar’s largest luxury saloon vehicle, powered by a choice of supercharged and naturally aspirated 5.0-litre V8 petrol engines and a 3.0-litre diesel engine. A 3.0-litre V6 petrol engine was launched in the Chinese market in early 2011 which has driven sales growth in the year. Using Jaguar’s aerospace inspired aluminium body architecture, the XJ’s lightweight aluminium body provides improved agility and economy. In the year, the XJ has been upgraded to include a new Executive Package and a Rear Seat Comfort package, which makes the company’s flagship model the ultimate executive limousine experience.

•

The Jaguar C-X16 concept car was showcased during 2011 and it was announced at the New York Auto Show that this will be the basis of the new F-type, a two seater sports car due for launch in the spring of 2013. The car will make extensive use of aluminium in its build, based on the expertise the company has developed in previous models and will be manufactured at the company’s existing Castle Bromwich plant.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Land Rover models and update

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their simplicity, ability, strength and durability. Land Rover’s range of products comprises the Defender, Freelander 2 (LR2), Discovery 4 (LR4), Range Rover Evoque, Range Rover Sport and Range Rover.

•	Land Rover products offer a range of powertrains, including turbocharged V6 diesel, V6 petrol engines and V8 naturally aspirated and supercharged petrol engines, with manual and automatic transmissions.
•	The Defender is Land Rover’s toughest off-roader, and is recognised as a leading vehicle in the segment targeting extreme all-terrain abilities.
•

The Freelander 2 is a versatile vehicle for both urban sophistication and off-road capability. For the 2012 Model Year, the company introduced a choice of 4WD and 2WD, with an eD4 engine capable of 4.98L/100km which was especially well received in major European markets.

•

The Discovery 4 is a mid-size SUV that features genuine all-terrain capability. A range of new features, including the new 3.0-litre LR-TDV6 diesel engine, helped the Discovery win the What Car? Magazine award for the Best 4x4 for the seventh successive year.

•

The Range Rover Evoque was launched in September 2011 and has since garnered over 100 international awards. The class leading urban 4x4 comes in a range of trim levels and is the most customisable Range Rover ever produced.

•	The Range Rover Sport combines the performance of a sports tourer with the versatility of a Land Rover.
•

The Range Rover is the flagship of the brand with a unique blend of British luxury, classic design with distinctive, high-quality interiors and outstanding all-terrain ability. The 2012 Model Year Range Rover, with an all-new 4.4-litre TDV8 engine, aiming to achieve a 14% reduction in CO2 emissions and a 19% improvement in fuel consumption to 7.81L/100km, has been particularly well received in the UK, Europe and overseas.

Performance in key geographical markets

UK

Initial figures suggest that the UK economy has re-entered recession in the last three months. Trading conditions in the UK remain difficult, despite an upswing in the first part of the year.

In the UK, both the premium car segment and premium SUV segment increased by 10% in FY12 compared to FY11.

UK retail volumes for FY12 for the combined brands were 58,134 units. Jaguar retail volumes for FY12 decreased by 14% compared to FY11, leading to a 6% decrease in market share. Land Rover retail volumes for FY12 increased by 10% compared to FY11, broadly maintaining market share.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

China

The Chinese economy has continued to grow strongly throughout FY12. GDP growth is likely to slow in future, although remain above 8%. The company has signed a JV agreement to manufacture cars in China with Chery Automobile Co., Ltd, a Chinese auto manufacturer. The JV plans have yet to be approved by the Chinese authorities.

The China premium car segment volumes (for imports) increased by 31% in FY12 compared to FY11. The China premium SUV segment volumes (for imports) increased by 54% in FY12 as compared to FY11.

The China retail volumes for FY12 for the combined brands were 50,994 units. Jaguar retail volume for FY12 increased by 147% compared to FY11, improving market share. Land Rover retail volume for FY12 increased by 69% compared to FY11, again improving market share.

United States

The US economy has recovered more favourably than other mature economies since the economic downturn, with GDP growth and falling unemployment, although the position remains fragile.

United States premium car segment volumes fell by 1% compared to FY11, whilst premium SUV segment volumes were up 5%.

United States retail volumes for FY12 for the combined brands were 58,003 units. Jaguar retail volumes for FY12 fell by 3% compared to FY11, leading to a 0.3% decrease in market share. Land Rover retail volumes for FY12 increased by 21% compared to FY11, increasing market share.

Europe (excluding Russia)

The European economy continues to struggle, with austerity measures in place in a number of countries. The economic situation and recent national election results continue to create uncertainty around European zone stability, the Euro and borrowing costs. Credit continues to be difficult to obtain for customers and the outlook remains volatile.

The German premium car segment volume increased by 14%, and the premium SUV segment volume increased by 17% compared to FY11.

European retail volumes for FY12 for the combined Jaguar Land Rover brands were 68,420 units, representing a 27% increase compared to FY11. Jaguar retail volume for FY12 decreased by 7%, and Land Rover retail volume for FY12 increased by 36% compared to FY11.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Asia Pacific

The Asia Pacific region main markets are Japan, Australia and New Zealand. These regions were less affected by the economic crisis compared to western economies and are recovering more favourably, often due to increased trade with China and other growth economies.

The Asia Pacific retail volumes for FY12 for the combined brands were 12,976 units. Jaguar retail volume for FY12 increased by 37% compared to FY11. Land Rover retail volume for FY12 increased by 26% compared to FY11.

Other markets

The major constituents in other markets are Russia, South Africa and Brazil, alongside the rest of Africa and South America. These economies were not as badly affected by the economic crisis as the western economies and have continued GDP growth in the last few years, partially on the back of increased commodity and oil prices.

The other market retail volumes for FY12 for the combine brands were 55,444 units, up by 39%. Jaguar retail volume for FY12 was 5,445, up 10% whilst Land Rover retail volumes were 49,999, an increase of 43% on FY11.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Cash flow

Background

While global credit markets have generally seen an improvement in liquidity and reduction in risk aversion, since the global financial crisis, there continues to be significant uncertainty in Europe related to the euro, as well as in other markets.

Land Rover is the main group entity used for treasury operations, the company has a policy of aggregating and pooling cash balances within that entity on a daily basis. Certain subsidiaries are subject to restrictions on their ability to transfer funds to the company. For example, Jaguar Land Rover China (JLRC) is subject to foreign exchange controls and thereby is generally restricted from transferring cash to other companies of the group outside of China, but can pay annual dividends, which are subject to regulatory approval and withholding tax. JLRC paid its first dividend in September 2011. Brazil, Russia and South Africa also restrict the ability of local subsidiaries to participate in daily cash pooling arrangements but allow dividends and, in the case of Russia and Brazil, discrete loans. The company believes that these restrictions have not had and are not expected to have any impact on the ability to meet its cash requirements.

Cash flow data

Net cash provided by operating activities was £2,500 million in FY12 compared to £1,645 million during FY11. This is primarily attributable to the improvement in the company’s net income to £1,481 million in FY12 from a net income of £1,036 million in FY11.

Net cash used in investing activities doubled to £1,542 million in FY12, compared with £769 million in the equivalent period in FY11. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £1,410 million in FY12 against £781 million in FY11. The company’s capital expenditure relates mostly to capacity expansion of its production facilities and investment in new and future products, including the costs associated with the development of the Range Rover Evoque.

Net cash generated from financing activities was £444 million in FY12 compared to net cash used in financing activities of £527 million in FY11. Cash generated from financing activities in FY12 reflects long-term unsecured bond proceeds of £1,500 million and repayment of secured long term debt (£374 million) and short term debt (£550 million). Also including interest and fees of £128 million.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Capital structure

Background

There have been a number of changes in the capital structure of the company since the acquisition of the Jaguar and Land Rover businesses (for a total purchase price of US$2.5 billion) by Tata Motors in 2008. These have included the use of external bridging loans and preference shares issued by the company to its parent to provide additional liquidity.

Over the course of the year, a number of financing activities have been successfully implemented which have significantly simplified the capital structure of the company whilst extending the maturity profile of the company’s borrowings and ensuring appropriate liquidity to support the future growth of the business.

In May 2011, the company raised £1 billion through a bond issue. The bond is listed on the Euro MTF market. Around 50% of the bonds were denominated in USD and 50% in pounds sterling. The bond is unsecured and provides long-term funding for the company. Of the proceeds £250 million was used to repay funding from Tata Motors, £380 million was used to repay debt and £370 million was retained for future use in the business.

The details of the tranches of the bond are as follows:

•	£500 million Senior Notes due 2018 at a coupon of 8.125% per annum.

•	$410 million Senior Notes due 2018 at a coupon of 7.75% per annum.

•	$410 million Senior Notes due 2021 at a coupon of 8.125% per annum.

The Notes are guaranteed on a senior unsecured basis by the company’s subsidiaries – Jaguar Cars Limited, Land Rover, Jaguar Land Rover North America LLC, Land Rover Exports Limited and Jaguar Land Rover Exports Limited.

In December 2011, the company put in place a three and five-year £600 million revolving credit facility, which has been subsequently increased to £710 million. The facility is undrawn at 31 March 2012 and is intended to provide standby liquidity for the group.

In March 2012, the company issued a further £500 million bond maturing in 2020 at a coupon of 8.25%, which are also listed on the Euro MTF market. The guarantee arrangements are the same as under the £1 billion bond issue issued in May 2011. The full proceeds were retained for future use in the company’s business.

Liquidity and capital resources

The company finances its capital requirements through cash generated from operations and external debt, including long term debt, revolving credit factoring and working capital facilities. In the ordinary course of business, the company also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities.

As at 31 March 2012, on a consolidated level, the company had cash and cash equivalents of £2,430 million and undrawn committed facilities of £849 million. The total amount of cash and cash equivalents includes £540 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to restrictions or impediments on the ability of the company’s subsidiaries in certain countries to transfer cash across the group.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Preference shares

As at the 31 March 2012, the company has outstanding an aggregate amount of £157 million preference shares. The 7.25% non-cumulative redeemable preference shares of £1.00 each entitle Tata Motors Limited Holdings (Singapore) (TMLH) to a fixed non-cumulative preferential dividend of £0.0725 per preference share to be paid out of the profits available for distribution in each fiscal year. The preference shares have a maturity of ten years, but can be redeemed partially or totally by the company or at the request of the shareholder at any time prior to maturity with 30 days prior notice.

In the period to 31 March 2011, the company did not pay or accrue any preference dividends to TMLH as these were waived. The company has accrued £11 million of dividends in the current year.

Borrowings and description of indebtedness

The following table shows details of the company’s financing arrangements as at 31 March 2012.

Facility	Facility Amount	Maturity	Outstanding as at 31 March 2012	Undrawn as at 31 March 2012
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125% 2018	500.0	2018	500.0	0.0
£500m Senior Notes 8.25% 2020	500.0	2020	500.0	0.0
$410m Senior Notes 7.75% 2018	256.0	2018	256.0	0.0
$410m Senior Notes 8.125% 2021	256.0	2021	256.0	0.0
Revolving 3 & 5 year credit facilities	710.0	2014-16	—	710.0
Other financing loans	239.6	2012-14	173.6	66.0
Receivables factoring facilities	216.1	2013	142.9	73.2
Preference shares	157.1	—	157.1	0.0

Subtotal	2,834.8		1,985.6	849.2

Uncommitted
Receivables factoring facilities	124.9	2013	0.0	124.9
Other facilities	19.2	—	19.2	0.0

Subtotal	144.1		19.2	124.9

Capitalized costs	—	—	(30.8)	—

Total	2,978.9		1,974.0	974.1

£1.0 billion equivalent unsecured sterling and US dollar notes due 2018 and 2021 and £500 million unsecured notes due 2020

In May 2011, the company issued the senior unsecured notes, comprising £500 million 8.125% notes due 2018, $410 million 7.750% notes due 2018 and $410 million 8.125% notes due 2021, in an offering that was not subject to the registration requirements of the US Securities Act. Further in March 2012, the company issued £500 million senior unsecured notes due 2020 in an offering that was not subject to the registration requirements of the US Securities Act. The notes are governed by an indenture entered into by the company, as issuer, Citibank, N.A., London Branch, as trustee for the holders, and Land Rover, Jaguar Cars Limited, Jaguar Land Rover Exports Limited, Land Rover Exports Limited and Jaguar Land Rover North America, LLC, as Guarantors on a senior unsecured basis. The notes have semi-annual interest payments and are subject to certain customary covenants and events of default.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

£710 million revolving 3 & 5 year credit facilities

The company as borrower entered into a committed revolving credit facility for 3 and 5 years under a facility agreement dated 1 December 2011 with a syndicate of banks. Land Rover, Jaguar Cars Limited, Land Rover Exports Limited, Jaguar Land Rover Exports Limited and Jaguar Land Rover North America, LLC, are the guarantors. The facility is unsecured. As at 31 March 2012 the facility is undrawn. The facility has two tranches, a three year tranche of £551 million and a five year tranche of £159 million. Jaguar Land Rover is subject to certain customary financial covenants under this facility.

£116.0 million 5-year single currency secured syndicated borrowing – base revolving loan facility

On 11 November 2009 Land Rover entered into a £116 million 5-year single currency secured syndicated borrowing (a finished vehicle financing facility) arranged by a commercial lender to finance its general working capital requirements. The facility is guaranteed by Land Rover, Jaguar Cars Limited, Land Rover Exports Limited, Jaguar Land Rover Exports Limited and Jaguar Land Rover North America, LLC. At 31 March 2012, the principal drawn amount under the facility was £50.0 million. All principal, interest and other sums must be repaid in full on 11 November 2014. Jaguar Land Rover is subject to certain customary financial covenants under this facility.

Various sterling bilateral term loan facilities supported by CNY deposits

Land Rover has borrowed under various sterling-denominated short-term (i.e. with maturities between six months and two years) term loan facilities with certain banks with the company’s wholly owned Chinese subsidiary providing restricted cash on deposit in China as security. Each facility is guaranteed by Jaguar Cars Limited. Total amount of loans outstanding under these facilities is £124 million as at 31 March 2012.

Receivables factoring facilities

Jaguar Cars Exports Limited and Land Rover Exports Limited have maintained invoice discounting facilities with one or more banks which were renewed for another year in March 2012. Each company is jointly and severally liable under the new facility agreement which is also guaranteed by Land Rover and Jaguar Cars Limited. Of the total facilities of £341 million, £216 million is on a committed basis. Receivables are generated from sales of finished goods and Land Rover spare parts and accessories. At 31 March 2012 £143 million was drawn under these facilities.

Preference shares

A description of preference shares is provided above.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Business review

Business background

The company designs, develops, manufactures and sells Jaguar premium sports saloons and sports cars and Land Rover premium all-terrain vehicles, as well as related parts and accessories. The company has a long tradition as a manufacturer of premium passenger vehicles with internationally recognised brands, an exclusive product portfolio of award-winning vehicles, a global distribution network and strong research and development (“R&D”) capabilities. Jaguar and Land Rover collectively received over 145 awards from leading international motoring writers, magazines and opinion formers during FY12.

The company operates three major production facilities and two advanced design and engineering facilities all in the United Kingdom. At 31 March 2012, the company employed 22,650 employees globally (including agency staff of 6,337).

The company operates a global sales and distribution network designed to achieve worldwide sales and facilitate growth in key markets. The company’s four principal regional markets are Europe (excluding the UK and Russia), North America, the United Kingdom and China. These respectively accounted for 23%, 19%, 20% and 17% of the company’s wholesale volumes in FY12 and 22%, 22%, 24% and 11% in FY11.

Legal structure

The group has been managed on an integrated basis for some time, but as an historical legacy has operated separate brand legal entities for manufacturing and export in the UK and for selling in overseas markets. Since 2008, the group has been re-organising the overseas sales entities as combined brand legal entities.

On 1 April 2012, the trade and assets of Land Rover Exports Limited were transferred to Jaguar Cars Export Limited, which was re-named Jaguar Land Rover Exports Limited. This combined entity will now sell all our products outside the UK.

The Board has approved a plan for the UK manufacturing companies, Jaguar Cars Limited and Land Rover to be combined in the next 12 months. This new simplified legal structure will support the continued theme of ‘two brands, one company’.

These internal reorganisations have no impact on the assets or liabilities owned by the consolidated group.

Product design, development and technology

The company’s vehicles are designed and developed by award-winning design teams, and the company is committed to a programme of regular enhancements in product design. The company’s two design and development centres are equipped with computer-aided design, manufacturing and engineering tools, and are configured for competitive product development cycle time and efficient data management. In recent years, the company has refreshed the entire Jaguar range under a unified concept and design language and continued to enhance the design of Land Rover’s range of all-terrain vehicles.

The company’s R&D operations look for synergies through sharing premium technologies, powertrain designs and vehicle architecture. All of the company’s products are designed and engineered primarily in the United Kingdom. The company endeavours to implement the best technologies into its product range to meet the requirements of a globally competitive market. The company is currently developing vehicles which will run on alternative fuels and hybrids and is also investing in other programmes for the development of technologies to improve the environmental performance of its vehicles including the reduction of CO2 emissions.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Facilities

The company operates three automotive manufacturing facilities in the United Kingdom. At Solihull, the company produces the Land Rover Defender, Discovery 4, Range Rover and Range Rover Sport models. At Castle Bromwich, the company produces the Jaguar XK, XJ and XF models. At Halewood, the company produces the Freelander and the Range Rover Evoque. The company believes that its three existing automotive manufacturing facilities at Solihull, Castle Bromwich and Halewood provide a flexible manufacturing footprint to support its product plans. The company also has two product development, design and engineering facilities at Gaydon and Whitley in the United Kingdom. The company’s global headquarters is also located at the Whitley site.

The company has announced plans to invest £355 million in an engine plant at a new site in Wolverhampton in the West Midlands. This plant is close to the Solihull and Castle Bromwich plants and has good motorway links to supply to Halewood and to receive deliveries from suppliers.

The company announced in March 2012 the signing of a joint venture agreement with Chery Automotive to build a factory in China to manufacture cars for the Chinese market. The development of this facility is still dependent on regulatory approval by the Chinese authorities at this time.

Sales and distribution

The company markets Jaguar products in 101 countries and Land Rover products in 177 countries, through a global network of 17 national sales companies (“NSCs”), 82 importers, 63 export partners and 2,351 franchise sales dealers, of which 585 are joint Jaguar and Land Rover dealers.

The company has established robust business processes and systems to ensure that its production plans meet anticipated retail sales demand and to enable the active management of its inventory of finished vehicles and dealer inventory throughout its network.

The company has entered into arrangements with independent partners to provide financing to its customers, including FGA Capital, a joint venture between Fiat Auto and Credit Agricole, for the United Kingdom and European markets, Chase Auto Finance for the US market, and local providers in a number of other key markets. The company’s financing partners offer its customers a full range of consumer financing options.

Objectives and strategies

The company has a multifaceted strategy to position itself as a leading manufacturer of premium vehicles offering high-quality products tailored to specific markets. The company’s success is tied to its investment in product development which drives the strategic focus on capital expenditure, R&D and product design.

Grow the business through new products and market expansion

The company offers products in the premium performance car and all-terrain vehicle segments, and the company intends to grow the business by diversifying the product range within these segments with both new products as well as greater product derivatives. The new Range Rover Evoque has helped expansion into a market segment that is attracted by a smaller, lighter and more “urban” off-road vehicle than the market segment in which the company’s Range Rover models traditionally compete, while the refreshed XF with a new 2.2-litre diesel option caters for a much wider group of potential customers, particularly company car drivers.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

In addition, the company has a strategy of expanding regional coverage into geographic locations where it has identified an opportunity to grow within its core segments. As a producer of distinctive, premium products, the company believes it is well positioned to increase revenues in emerging countries with growing sales potential. There are three specific aspects to the company’s strategy of geographic expansion.

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The company aims to increase its marketing and dealer network in emerging markets. In China, the company has established an NSC to expand its presence in this key market and plans to increase the network of sales dealerships across the country. At 31 March 2012, the company had increased to 104 Land Rover dealers and 97 Jaguar dealers in China. Similarly, the company plans to continue to grow its presence in the Indian market by opening additional dealerships across the country.

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The company aims to establish new manufacturing facilities, assembly points and suppliers in selected markets. The planned joint venture with China is an example of this, whilst in India, the company has already established a CKD assembly facility and some product development activities. In addition, the company will continue to look for opportunities to source materials and components in a cost-efficient manner and, in pursuit of that objective, the company has already opened purchasing offices in China and India.

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The company aims to leverage its relationship with Tata Motors and the synergies it can achieve in the areas of research and product development, supply sourcing, manufacturing and assembly and other vital operations, including the co-development of a family of small efficient diesel and petrol engines.

Transform the business structure to deliver sustainable returns

The automobile industry is highly cyclical. To mitigate the impact of cyclicality and provide a foundation from which to invest in new products, designs and technologies in line with its overall strategy, the company plans to strengthen operations by enhancing the mix of products and the mix of markets.

The company also plans to continue to strengthen business operations beyond vehicle sales, such as spare part sales, service and maintenance contracts.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

The company undertakes a variety of internal and external benchmarking exercises, market testing and internal comparative analysis across its own vehicles, which help it to identify cost improvement opportunities for components, systems and sub-systems. The company also explores opportunities to source materials from low-cost countries as well as sharing components across platforms in order to gain economies of scale and reduce engineering costs. The company believes its strategy to enhance global sourcing will enable it to take advantage of low-cost bases in countries such as India and China. The company is taking the same approach with engineering, where it is progressively building up capability through product development activities in India by allowing incremental levels of design responsibility to be tested on successive programmes. In addition, the company has intensified efforts to review and realign its cost structure through a number of measures, such as the reduction of manpower costs through increased employee flexibility between sites and a rationalisation of the company’s other fixed costs.

Investment in product development and technology to maintain high quality

One of the company’s principal goals is to enhance its status as a leading manufacturer of premium passenger vehicles by investment in products, R&D, quality improvement and quality control. The company’s strategy is to maintain and improve its competitive position by developing technologically advanced vehicles. Over the years, the company has enhanced its technological strengths through extensive in-house R&D activities, particularly through two advanced engineering and design centres, which centralise its capabilities in product design and engineering. In pursuit of this strategy, the company has continued a programme of product development and improvement involving investment in research, design and technical innovation. The substantial majority of this planned product investment relates to new and replacement models, derivatives, powertrain actions and other upgrades and the associated investment in tools and facilities and other equipment.

The company considers technological leadership to be a significant factor in its continued success, and therefore continues to devote significant resources to upgrading its technological capabilities. In line with this objective, the company is involved in a number of advanced research consortia that bring together leading manufacturers, suppliers and academic specialists in the United Kingdom, supported by funding from the government’s Technology Strategy Board.

The company is pursuing various quality improvement programmes, both internally and at its suppliers’ operations, in an effort to enhance customer satisfaction and reduce future warranty costs. The company has also established a procedure for ensuring quality control of outsourced components, and products purchased from approved sources undergo a supplier quality improvement process. Reliability and other quality targets are built into a new product introduction process. Assurance of quality is further driven by the design team, which interacts with downstream functions like process-planning, manufacturing and supplier management to ensure quality in design processes and manufacturing. The company believes its extensive sales and service network has also enabled it to provide quality and timely customer service. Through close coordination supported by IT systems, the company monitors quality performance in the field and implements corrections on an on-going basis to improve the performance of its products.

Products and environmental performance

The company’s strategy is to invest in products and technologies that position its products ahead of expected stricter environmental regulations and ensure that it benefits from a shift in consumer awareness of the environmental impact of the vehicles they drive. The company is committed to continued investment in new technologies, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. The company is the largest investor in automotive R&D in the United Kingdom. The company also believes that it is also the leader in automotive green-technology in the United Kingdom. The company’s environmental vehicle strategy focuses on new propulsion technology, weight reduction and reducing parasitic losses through the driveline. Projects like REEVolution, REHEV and Range-e are some examples of the company’s research into the electrification of premium sedan and all-terrain vehicles.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

The company is a global leader in the use of aluminium and other lightweight materials to reduce vehicle weight and it is ahead its competitors in the implementation of aluminium construction. The company already offers two aluminium vehicles, the Jaguar XJ and Jaguar XK. The company plan to deploy its core competency in aluminium construction across more models in its range. The new, all-aluminium Jaguar XJ 3.0 V6 twin-turbo diesel has CO2 emissions rated at 184g/km. The company is also developing more efficient vehicle technologies. Range Rover’s 2011 Model Year has been updated with an all-new 4.4-litre TDV8 with 8-speed transmission, resulting in a 14% reduction in CO2 and an improvement in fuel consumption of nearly 19% to 7.81L/100km. The latest Freelander 2 features a new eD4 diesel engine capable of 4.98L/100km and CO2 emissions of 158g/km in 2WD.

The company is also taking measures to reduce emissions, waste and the use of natural resources from all of its operations. The company recognises the need to use resources responsibly, produce less waste and reduce its carbon footprint. The company has set itself a target for a 25% reduction in CO2 and waste to landfill and a 10% reduction in water usage from 2007 levels by 2012. The company is implementing life cycle techniques so that it can evaluate and reduce its environmental footprint throughout the value chain.

The company has been certified to the international environmental management standard, ISO14001, since 1998. As part of integrated CO2 management strategy it has have one of the largest voluntary CO2 offset programmes. The company offsets all its own manufacturing CO2 emissions and provides programmes to enable the company’s customers to offset the emissions from vehicle use.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Business risks and mitigating factors

Global economic environment

The company is focused on the premium end of the automotive industry, and can be heavily influenced by general economic conditions around the world. The demand for its vehicles is influenced by a variety of factors, including, among other things, the growth rate of the global economy, availability of credit, disposable income of consumers, interest rates, environmental policies, tax policies, safety regulations, freight rates and fuel prices. The global economic climate has improved since 2009, and whilst some key markets, such as the UK and US are growing more slowly than expected and risks remain within the Euro zone, the company’s global reach and recognised brand names have enabled it to benefit from significant growth in Chinese and other developing markets. The company continues to monitor economic indicators within key markets as well as retail volume trends in order to manage production and vehicle distribution. The company’s product development programme is aimed at ensuring the company has the right vehicles available for the right markets at the right price, reflecting different priorities and uses across the globe.

Government regulations

The company is subject throughout the world to comprehensive and constantly changing laws, regulations and policies. The company expects the number and extent of legal and regulatory requirements and the related costs of changes to the company’s product line-up to increase significantly in the future. In Europe and the United States, for example, governmental regulation is primarily driven by concerns about the environment (including greenhouse gas emissions), vehicle safety, fuel economy and energy security. The European Union passed legislation in April 2009 to begin regulating vehicle carbon dioxide emissions in 2012. The legislation sets a target of a fleet average of 130 grams per kilometre by 2012 and an ambitious target of 95 grams per kilometre by 2020, with the specific requirements for each manufacturer based on the average weight of the vehicles it sells. The company has received a permitted derogation from this emissions requirement available to small volume and niche manufacturers. As such, the company is permitted to reduce the company’s emissions by 25% from 2007 levels rather than meeting a specific CO2 emissions target. Moreover, in 2007 the European Parliament adopted the latest in a series of more stringent standards for emissions of other air pollutants from passenger vehicles, to be phased in from September 2009 (Euro 5) and September 2014 (Euro 6). At the national level, an increasing number of EU Member States have adopted some form of fuel consumption or CO2-based vehicle taxation system.

Additional measures have been proposed or adopted in the European Union to regulate safety features, tyre-rolling resistance, vehicle air conditioners, tyre-pressure monitors and gear shift indicators.

In the United States, the Corporate Average Fuel Economy (“CAFE”), standards for passenger cars will require manufacturers of passenger vehicles and light trucks to meet an estimated combined average fuel economy level of at least 6.75L / 100km by 2020. California is implementing more stringent fuel economy standards. Moreover, under new US federal greenhouse gas regulations, passenger cars and light trucks for model years 2012 through 2016 must meet an estimated combined average emissions level of 250 grams of CO2 per mile. This extends to model years 2017 to 2025, with targets of 243 grams of CO2 per mile in 2017 to 163 grams of CO2 per mile in 2025.

To comply with current and future environmental norms, the company may have to incur additional capital expenditure and R&D expenditure to upgrade products and manufacturing facilities, which would have an impact on the company’s cost of production and the results of operations and may be difficult to pass through to the company’s customers. If the company is unable to develop commercially viable technologies within the time frames set by the new standards, the company could face significant civil penalties or be forced to restrict product offerings drastically to remain in compliance.

Brazil has recently increased import duty for foreign build vehicles which put pressure on margins. The company is considering a number of options to counter this issue, including discussions with the Brazilian government to exempt a number of imported vehicles from the increased tariff.

Changes in corporate and other taxation policies, import or tariff policies, which are beyond the company’s control and unpredictable could adversely affect the company’s results of operations.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

The company’s product development plan is structured to allow it to develop vehicles which comply with current and expected future environmental regulations particularly in the United States covered by the CAFE and in other countries such as China.

Interest rate, currency and exchange rate fluctuations

The company has both interest-bearing assets (including cash balances) and interest-bearing liabilities, many of which bear interest at variable rates. The company is therefore exposed to changes in interest rates. While the directors revisit the appropriateness of these arrangements in light of changes to the size or nature its operations, the company may be adversely affected by the effect of changes in interest rates.

The company’s operations are also subject to fluctuations in exchange rates with reference to countries in which the company operate. The company sells vehicles in the United Kingdom, Europe, North America, China, Russia and many other markets and therefore generates revenue in, and has significant exposure to movements of, the US Dollar, Euro, Chinese Renminbi, Russian Rouble and other currencies relative to pounds sterling. The company sources the majority of its input materials and components and capital equipment from suppliers in the United Kingdom and Europe with the balance from other countries, and therefore has cost in, and significant exposure to the movement of, the euro and other currencies relative to pounds sterling. The majority of the company’s product development and manufacturing operations and the company’s global headquarters are based in the United Kingdom, but the company also has national sales companies which operate in the major markets in which the company sell vehicles.

Some of the company’s debt is denominated in foreign currency and is sensitive to fluctuations in exchange rates. The company has experienced, and expects to continue to experience, foreign exchange losses and gains on obligations denominated in foreign currencies in respect of the company’s borrowings and foreign currency assets and liabilities due to currency fluctuations.

The company has managed to mitigate, to a certain extent, the risk of currency fluctuations on foreign currency denominated revenues and costs – in the short and medium term by making appropriate hedging arrangements. Adequacy of hedging lines, limitations on tenor and inherent risks of hedging arrangements themselves continue. These are being continuously monitored for timely action within the overall constraints.

Supply chain

The company relies on third parties for sourcing raw materials, parts and components used in the manufacture of the company’s products. The company’s ability to procure supplies in a cost effective and timely manner or at all is subject to various factors, some of which are not within the company’s control. While the company manages its supply chain as part of the its supplier management process, any significant problems with suppliers or shortages of essential raw materials in the future could have an impact on the company’s operations.

Risks of disruption due to man-made or natural disasters, could impact the supply chain. A natural disaster could cause suppliers to halt, delay or reduce production, which could reduce or disrupt the supply of such raw materials, pre-products and vehicle parts and /or an increase in their cost. Any significant interruption in the supply of key inputs could adversely affect the company’s ability to maintain its current and expected levels of production and therefore negatively affect its revenues.

The tragic earthquake and tsunami in Japan in March 2011 shows the vulnerability of the automotive supply chain to external shocks. Several suppliers to the automotive industry, including those to the company, were severely impacted by the earthquake and tsunami and its after-effects. The company, however, managed to avoid any production disruption by working with its overall supply base to temporarily resource components and help Japanese suppliers to restart production.

In managing a complex supply chain the company has developed close relationships with both direct and indirect suppliers. The company continues to develop long-term strategic relationships with suppliers to support the development of parts, technology and production facilities.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Seasonality and cyclicality

The sales volumes and prices for the company’s vehicles are influenced by the cyclicality and seasonality of demand for these products. The company is affected by the biannual registration of vehicles in the United Kingdom, when new vehicle registrations take place in March and September, which in turn has an impact on the resale value of vehicles. Most other markets, such as the United States, are driven by the introduction of new model year vehicles, which typically occurs in the autumn of each year. Furthermore, Western European markets tend to be impacted by the summer and winter holidays. The resulting sales profile influences operating results on a quarter-to-quarter basis. Sales in the automotive industry have been cyclical in the past and the company expects this cyclicality to continue.

With the lessons learned during the recent global crisis and downturn that followed, the company keeps a close watch on inventory, including pipeline and dealer stock, with a view to quickly respond to any such signals from the market.

Product development

Over the past few years, the global market for automobiles, particularly in established markets, has been characterised by increasing demand for more environmentally friendly vehicles and technologies. In addition, the climate debate and promotion of new technologies are increasingly resulting in the automotive industry’s customers no longer looking for products only on the basis of the current standard factors, such as price, design, performance, brand image or comfort / features, but also on the basis of the technology used in the vehicle or the manufacturer or provider of this technology. This could lead to shifts in demand and the value-added parameters in the automotive industry.

The company endeavours to take account of climate protection and the ever more stringent laws and regulations that have been and are likely to be adopted. The company is focusing on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. The company is also investing in development programmes to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improvements in aerodynamics.

One of the company’s principal goals is to enhance the company’s status as a leading manufacturer of premium passenger vehicles by investment in the company’s products, R&D, quality improvement and quality control. The company’s strategy is to maintain and improve the company’s competitive position by developing technologically advanced vehicles. Over the years, the company has enhanced the company’s technological strengths through extensive in-house R&D activities, particularly through the company’s two advanced engineering and design centres, which centralise the company’s capabilities in product design and engineering. In pursuit of this strategy, the company has recently announced a programme of future product development and improvement involving investment in research, design and technical innovation. The substantial part of the company’s product investment relates to investment in new and replacement models, derivatives, powertrain actions and other upgrades and the associated investment in tools and facilities and other equipment.

The company’s R&D operations currently consist of a single engineering team, with a co-managed engineering function for Jaguar and Land Rover, sharing premium technologies, powertrain designs and vehicle architecture. The company endeavours to implement the best technologies into the company’s product range to meet the requirements of a globally competitive market. One example of the company’s development capabilities is Jaguar’s aluminium body architecture, which the company expects will be a significant contributor to further efficiencies in manufacturing and engineering, as well as the reduction of CO2 emissions. The company aim to develop vehicles running on alternative fuels and hybrids and also invest in other programmes for the development of technologies aiming to improve the environmental performance of the company’s vehicles.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

The company considers technological leadership to be a significant factor in its continued success, and therefore intends to continue to devote significant resources to upgrading the company’s technological capabilities. In line with this objective, the company is involved in a number of advanced research consortia that bring together leading manufacturers, suppliers and academic specialists in the United Kingdom, supported by funding from the government’s Technology Strategy Board. The technology showcased in the C-X75, and the Technology Strategy Board (TSB) supported Range-e and REEVolution (Range Extended Electric Vehicle) projects demonstrate the company’s commitment to growth through design and product technology innovation.

The company is pursuing various quality improvement programmes, both internally and at the company’s suppliers’ operations, in an effort to enhance customer satisfaction and reduce the company’s future warranty costs. The company has also established a procedure for ensuring quality control of outsourced components, and products purchased from approved sources undergo a supplier quality improvement process. Reliability and other quality targets are built into the company’s new product introduction process. Assurance of quality is further driven by the design team, which interacts with downstream functions like process-planning, manufacturing and supplier management to ensure quality in design processes and manufacturing. The company believes its extensive sales and service network has also enabled it to provide quality and timely customer service. Through close coordination supported by the company’s IT systems, the company monitors quality performance in the field and implement corrections on an on-going basis to improve the performance of its products.

The company will examine collaborative opportunities with Tata Motors, to optimise synergetic strengths, which may include the development of engines.

Patent protection and intellectual property

Although the company does not regard any of its businesses as being dependent upon any single patent or related group of patents, its inability to protect this intellectual property generally, or the illegal breach of some or a large group of the company’s intellectual property rights, would have a materially adverse effect on the company’s operations, business and / or financial condition.

The company owns or otherwise has rights in respect of a number of patents and trademarks relating to the products that it manufactures, which have been obtained over a period of years. In connection with the design and engineering of new vehicles and the enhancement of existing models, the company seeks to regularly develop new technical designs for use in its vehicles. The company also uses technical designs which are the intellectual property of third parties with such third parties’ consent. These patents and trademarks have been of value in the growth of the company’s business and may continue to be of value in the future.

The company may be affected by restrictions on the use of intellectual property rights held by third parties and the company may be held legally liable for the infringement of the intellectual property rights of others in the company’s products.

Dealer performance

The company’s products are sold and serviced through a network of authorised dealers and service centres across the company’s domestic market, and a network of distributors and local dealers in international markets. The company monitors the performance of the company’s dealers and distributors and provides them with support to assist them to perform to its expectations.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Manufacturing and engineering

The company has three manufacturing facilities and two design and engineering centres, all of which are located in the United Kingdom.

The Solihull site currently manufactures Land Rover and Range Rover products, except the Freelander and Range Rover Evoque which are produced in Halewood. The Castle Bromwich site, is used to produce all the company’s Jaguar models. It is expected that these sites will become more cross-branded. The company has signed a joint venture agreement to establish a manufacturing base in China, although this is still subject to regulatory approval. The company benefits from third-party facilities overseas which build a number of its vehicles from CKD kits. In India, since April 2011, Freelander vehicle kits have been assembled by Tata Motors in Pune.

The company’s design and engineering centres, in Whitley and Gaydon, are being reorganised to maximise efficiency in design and development.

The company is investing in a new engine plant in Wolverhampton in order to develop and build our own range of energy efficient advanced engines.

The company could experience disruption to its manufacturing, design and engineering capabilities for a variety of reasons, including, among others, extreme weather, fire, theft, system failures, natural calamities, mechanical or equipment failures and similar risks. Any significant disruptions could adversely affect the company’s ability to design, manufacture and sell the company’s products and, if any of those events were to occur, the company cannot be certain that the company would be able to shift its design, engineering and manufacturing operations to alternative sites in a timely manner or at all. Any such disruption could therefore materially affect the company’s business, financial condition or results of operations.

Regulation of production facilities

The company’s production facilities are subject to a wide range of environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up of contamination, process safety and the maintenance of safe conditions in the workplace. Many of the company’s operations require permits and controls to monitor or prevent pollution. The company has incurred, and will continue to incur, substantial on-going capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials the company need for the company’s manufacturing process.

The company’s manufacturing process results in the emission of greenhouse gases such as carbon dioxide. The EU Emissions Trading Scheme, an EU-wide system in which allowances to emit greenhouse gases are issued and traded, is anticipated to cover more industrial facilities and become progressively more stringent over time, including by reducing the number of allowances that will be allocated free of cost to manufacturing facilities. In addition, a number of further legislative and regulatory measures to address greenhouse gas emissions, including national laws and the Kyoto Protocol, are in various phases of discussion or implementation. These measures could result in increased costs to: (i) operate and maintain the company’s production facilities; (ii) install new emissions controls; (iii) purchase or otherwise obtain allowances to emit greenhouse gases; and (iv) administer and manage the company’s greenhouse gas emissions programme.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Many of the company’s sites have an extended history of industrial activity. The company may be required to investigate and remediate contamination at those sites, as well as properties the company formerly operated, regardless of whether the company caused the contamination or the activity causing the contamination was legal at the time it occurred. In connection with contaminated properties, as well as the company’s operations generally, the company also could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage resulting from hazardous substance contamination or exposure caused by the company’s operations, facilities or products. The company could be required to establish or substantially increase financial reserves for such obligations or liabilities and, if the company fails to accurately predict the amount or timing of such costs, the related impact on the company’s business, financial condition or results of operations could be material.

The company has a reasonably good health and safety record. The company maintains its plant and facilities well with a view to meeting these regulatory requirements and has also in place a compliance reporting and monitoring process which should help to mitigate risk.

Input prices

Prices of commodities used in manufacturing automobiles, including steel, aluminium, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile over the past two years. Further, with the global economy coming out of recession and increasing consumption in the emerging markets, prices of these commodities are likely to remain high and may rise significantly.

In addition, an increased price and supply risk could arise from the supply of rare and frequently sought raw materials for which demand is high, especially those used in vehicle electronics such as rare earths, which are predominantly found in China. In the past, China limited the export of rare earths from time to time. If the company is unable to find substitutes for such raw materials or pass price increases on to customers by raising prices, or to safeguard the supply of scarce raw materials, the company’s vehicle production, business and results from operations could be affected.

The company continues to pursue cost reduction, value engineering and such other initiatives to mitigate the risk of increasing input costs and supplements these efforts through the use of fixed price supply contracts with tenors of up to 12 months for energy and commodities wherever possible.

The company has also begun using derivative contracts to hedge the price of commodities.

Product liability recall and warranty

The company is subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety-related issues affecting its products. In addition, product recalls can cause the company’s consumers to question the safety or reliability of the company’s vehicles and harm the company’s reputation. Any harm to the reputation of any one of the company’s models can result in a substantial loss of customers.

Furthermore, the company may also be subject to class actions or other large-scale product liability or other lawsuits in various jurisdictions in which the company have a significant presence. The use of shared components in vehicle production increases this risk because individual components are deployed in a number of different models across the company’s brands. Any costs incurred or lost sales caused by product liability, warranties and recalls could materially adversely affect the company’s business.

The company monitors its warranty performance very closely as this is a significant potential cost to the business and to customers’ expectations of its brands.

The company expends resources in connection with product recalls and these resources typically include the cost of the part being replaced and the labour required to remove and replace the defective part to ensure that consumers do not question the safety or reliability of its vehicles and harm its reputation.

The company constantly monitor vehicles in service through regular data feeds from dealerships globally in order to identify trends and customer satisfaction. This enables the company to put in place appropriate actions to manage recalls and minimise warranty claims. The company also develops dealer technical updates to provide awareness of known vehicle faults, which is in line with general industry practices.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Information Technology

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This includes, among other things, losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of IT systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters or malicious acts by third parties. Like any other business with complex manufacturing, research, procurement, sales and marketing and financing operations, the company is exposed to a variety of operational risks and, if the protection measures put in place prove insufficient, the company’s results of operations and financial conditions can be materially affected.

As part of the long-term development strategy under Tata, the company is reviewing its IT resources to ensure that they provide it with a “best in class” framework for running and managing its business.

The company has a number of IT controls to help prevent significant issues in the case of IT failure. These include back-up systems and a comprehensive disaster recovery plan. These controls are monitored by the company’s internal audit function and are Sarbanes Oxley (S-Ox) compliant.

The company has an IT usage policy which is communicated to all staff when they join the company and there are regular reminders provided by the IT department. This policy is designed to prevent unauthorised software being used in breach of licensing rules and potentially introducing malicious software onto the system. The policy also aims to support the company’s diversity policy by preventing the use of offensive, sexist or racist language through IT communications.

Competition

The global automotive industry, including the premium passenger car segment, is highly competitive and competition is likely to further intensify in view of the continuing globalisation and consolidation in the worldwide automotive industry. There is a strong trend among market participants in the premium automotive industry towards intensifying efforts to retain their competitive position in established markets while also developing a presence in more profitable and fast growing emerging markets, such as China, India, Russia, Brazil and other parts of Asia. A range of factors affect the competitive environment, including, among other things, quality and features of vehicles, innovation, development time, ability to control costs, pricing, reliability, safety, fuel economy, environmental impact and perception thereof, customer service and financing terms. The company places emphasis on monitoring markets and competitors in order to develop the appropriate strategies to remain competitive.

Customer demands

Customer preferences, especially in many of the more mature markets, show an overall trend towards fuel efficient, small and environmentally friendly vehicles. In many markets, these preferences are driven by customers’ environmental concerns, increasing fuel prices and government regulations, such as regulations regarding the level of CO2 emissions, speed limits and higher taxes on sports utility vehicles or premium automobiles.

Such a general shift in consumer preference towards smaller and more environmentally friendly vehicles could materially affect the company’s ability to sell premium passenger cars and large or medium-sized all-terrain vehicles at current or targeted volume levels. In addition, there is a risk that the company’s quality standards can only be maintained by incurring substantial costs for monitoring and quality assurance. For the company’s customers, one of the determining factors in purchasing the company’s vehicles is the high quality of the products. A decrease in the quality of the company’s vehicles (or if the public were to have the impression that such a decrease in quality had occurred) could damage the company’s image and reputation as a premium automobile manufacturer and in turn materially affect the company’s business, results of operations and financial condition.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

The company operates in the premium performance car and all-terrain vehicle segments, which are very specific segments of the premium passenger car market. Accordingly, the company’s performance is linked to market conditions and consumer demand in those two market segments. Other premium performance car manufacturers operate in a broader spectrum of market segments, which makes them comparatively less vulnerable to reduced demand for any specific segment. Any downturn or reduced demand for premium passenger cars and all-terrain vehicles in the geographic markets in which the company operate could have a more pronounced effect on the company’s performance and earnings than would have been the case if the company had operated in a larger number of different market segments.

Customers also demand continued improvement in quality. As a premium manufacturer, the company recognises this and has in place a higher level of focus on the key levers that affect quality. In particular, the company’s product design and development process has been reorganised to proactively address any potential risks to achieving a high quality product, but also manufacturing plants all the way to dealerships globally and their interaction with the customer.

Consumer finance and used car valuations

During the recent global financial crisis, several providers of customer finance reduced their supply of consumer financing for the purchase of new vehicles. Any reduction in the supply of available consumer finance in the future would make it more difficult for some of the company’s customers to purchase the company’s vehicles and could put it under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for the company’s vehicles.

Further, the company offers residual value guarantees on the purchase of certain leases in some markets. The value of these guarantees is dependent on used car valuations in those markets at the end of the lease, which is subject to change. Consequently, the company may be adversely affected by movements in used car valuations in these markets.

The company has arrangements in place with FGA Capital, a joint venture between Fiat Auto and Credit Agricole (FGAC) for UK and European consumer finance, Chase Auto Finance in North America, and has similar arrangements with local providers in a number of other key markets. The company works closely with its commercial finance providers to minimize the risk around residual values which in turn reduces the level of lease subvention.

Key markets

The company has a significant presence in the United Kingdom, Chinese, North American and continental European markets from which the company derives approximately three-quarters of the company’s revenues. The global economic downturn significantly impacted the automotive industry in these markets in 2009. Even though sales of passenger cars were aided by government-sponsored car-scrap incentives, these incentives primarily benefited the compact and micro-compact car segments and had virtually no slowing effect on the sales declines in the premium car or all-terrain vehicle segments in which the company operates. Although demand in these markets has recovered strongly, a decline in demand for the company’s vehicles in these major markets may in the future significantly impair the company’s business, financial position and results of operations. The company’s strategy, which includes new product launches and expansion into growing markets, such as China, India, Russia and Brazil is designed to mitigate a decrease in demand for the company’s products in mature markets in the future.

The company’s growth strategy has a level of dependency on the expansion of the company’s operations in other parts of the world, including China, India, Russia, Brazil and other parts of Asia, which feature higher growth potential than many of the more mature automotive markets. If the company is unable to manage risks related to the company’s expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, the company’s business, results of operations and financial condition could be adversely affected or the companys investments could be lost.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Credit and liquidity risks

The company’s main sources of liquidity are cash generated from operations and external debt, including term debt, revolving credit factoring and working capital facilities. During the economic downturn in 2009 the company also received financial support in the form of loans and preference shares from the company’s parent company TML. Adverse changes in the global economic and financial environment may result in lower consumer demand for vehicles, and prevailing conditions in credit markets may adversely affect both consumer demand and the cost and availability of finance for the company’s business and operations. If the global economy goes back into recession and consumer demand for the company’s vehicles drops, as a result of higher oil prices, excessive public debt or for any other reasons, and the supply of external financing becomes limited, the company may again face significant liquidity risks.

At 31 March 2012, the company had £2,430 million of cash and cash equivalents, of which £540 million was cash held in subsidiaries outside the United Kingdom. Certain of the company’s subsidiaries are subject to restrictions on their ability to transfer funds to the company. For example, JLRC is subject to foreign exchange controls and thereby is generally restricted from transferring cash to other companies of the group outside China, but can pay annual dividends, which are subject to regulatory approval and withholding tax. JLRC paid its first dividend in September 2011. Brazil, Russia and South Africa also restrict the ability of local subsidiaries to participate in daily cash pooling arrangements but allow dividends and, in the case of Russia and Brazil, discrete loans. The company believes that these restrictions have not had and are not expected to have any impact on the company’s ability to meet the company’s cash obligations.

Labour relations

In general, the company considers its labour relations with all of its employees, a substantial portion belong to unions, to be good. However, in the future the company may face labour unrest, at the company’s own facilities or those of the company’s suppliers, which may delay or disrupt the company’s operations in the affected regions, including the sourcing of raw materials and parts, the manufacture, sales and distribution of vehicles and the provision of services. If work stoppages or lock-outs at the company’s facilities or at the facilities of the company’s major suppliers occur or continue for a long period of time, the company’s business, financial condition and results of operations may be materially affected. The company manages union relations with proactive consultation.

Key personnel

The company believes that the company’s growth and future success depend in large part on the skills of the company’s workforce, including executives and officers, as well as the designers and engineers. The loss of the services of one or more of these employees could impair the company’s ability to continue to implement its business strategy. The company’s success also depends, in part, on the company’s continued ability to attract and retain experienced and qualified employees, particularly qualified engineers with expertise in automotive design and production. The competition for such employees is intense, and the company’s inability to continue to attract, retain and motivate employees could adversely affect its business and plans to invest in the development of new designs and products.

Pension obligations

The company provides post-retirement and pension benefits to the company’s employees, some of which are defined benefit plans. The company’s pension liabilities are generally funded and the pension plan assets are particularly significant. As part of the company’s Strategic Business Review process, the company closed the Jaguar Land Rover defined benefit pension plans to new joiners as at 19 April 2010. All new employees have joined a new defined contribution pension plan.

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2009 and completed in 2010, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date, of £403.0 million.

As part of the valuation process the company agreed a schedule of contributions, together with the expected investment performance of the assets of the schemes, expected to eliminate the deficit by 2018.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

The company also granted passive security on its assets in favour of the pension fund trustees as security for its obligations under the pension schemes.

The next actuarial valuation as at April 2012 is expected to be completed in 2013.

Lower return on pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates and adverse changes in other critical actuarial assumptions, may impact the company’s pension liabilities and consequently increase funding requirements, which in future could adversely affect the company’s financial condition and results of operations.

Insurance coverage

While the company believes that the insurance coverage that the company it maintains is reasonably adequate to cover all normal risks associated with the operation of the company’s business, there can be no assurance that any claim under the company’s insurance policies will be honoured fully or timely, the company’s insurance coverage will be sufficient in any respect or the company’s insurance premiums will not increase substantially. Accordingly, to the extent that the company suffers loss or damage that is not covered by insurance or which exceeds the company’s insurance coverage or the company has to pay higher insurance premiums, the company’s financial condition may be affected.

Corporate governance and public disclosure

The company is affected by the corporate governance and disclosure requirements of the company’s own listing, on the Euro MTF market and also its parent, Tata Motors, which is listed on the Bombay Stock Exchange, the National Stock Exchange of India and the New York Stock Exchange (the “NYSE”). Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and SEC regulations, Securities and Exchange Board of India (the “SEBI”) regulations, the NYSE listing rules and Indian stock market listing regulations, have increased the compliance complexity for the company’s parent company and, indirectly, for the company. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. The company is committed to maintaining high standards of corporate governance and public disclosure. However, the company’s efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses. In addition, there can be no guarantee that the company will always succeed in complying with all applicable laws, regulations and standards.

Impact of political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages /prices, epidemics, labour strikes and other risks

The company’s products are exported to a number of geographical markets and the company plan to expand the company’s international operations further in the future. Consequently, the company is subject to various risks associated with conducting the company’s business both within and outside the company’s domestic market and the company’s operations may be subject to political instability, wars, terrorism, regional and / or multinational conflicts, natural disasters, fuel shortages, epidemics and labour strikes. In addition, conducting business internationally, especially in emerging markets, exposes it to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws and regulations, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. Any significant or prolonged disruptions or delays in the company’s operations related to these risks could adversely impact the company’s results of operations.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Other business factors

Employees

The company has a highly skilled and committed workforce, many of whom have spent their entire working lives with the Jaguar and Land Rover brands. The company is committed to providing its employees with the best work environment, including training and development of opportunities to improve their skills and ensuring continuous development for all.

The company is the largest automotive employer in the UK and the company’s apprenticeship scheme provides world-class engineering training, which is vital for the continued success of the business. The company’s graduate recruitment scheme, which had 10,500 applicants in FY12, moved up to 26th in the Times Top 100 graduate employers this year. The company is the only car company in the list and the 2nd major manufacturer, after Rolls-Royce (at 25th). The company is also 30th in the Guardian top 300 employers.

Wellbeing – The company offers a variety of initiatives designed to enhance the well-being of its employees to promote satisfaction, motivation and productivity. The company is committed to helping employees live a healthy lifestyle, with a good work-life balance. For example the company offers:

•	Flexible working options including job-sharing, part-time work, working from home, and variable hours where an individual’s role allows.

•	A highly competitive maternity leave package of one year at full pay.

•

The option to request a career break of up to four years for employees who have been working for the company for more than two years, for reasons ranging from childcare responsibilities to study and travelling.

•	Nurses at on-site occupational health centres to advise staff on maintaining a good work-life balance.

•	A free counselling service to all employees.

•	Physiotherapy to those who are recovering from injury.

•	On-site sports facilities to encourage employees to keep fit.

Diversity

The company is committed to treating its employees with respect, regardless of age, disability, gender, race, religion or sexual orientation. The company promotes equal opportunities in the work place, and its recruitment process is designed to be inclusive and ensure no one is put at a disadvantage. The company encourages everyone to challenge unacceptable behaviour and report any incidents of discrimination. All employees must comply with the “Dignity and Work” policy, designed to prevent harassment, bullying and victimisation. This is included in induction training for new starters. The company’s Diversity and Inclusion Council oversees implementation of the policy and diversity champions sit on each of the company’s People Development Committees. The company train diversity champions on the business case for diversity and how to challenge stereotypes and prejudice.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

The company’s annual Diversity and Inclusion Awards recognise employees’ best practice in promoting diversity, within and outside the business.

•

Gender – The automotive industry traditionally attracts more men than women. The company is working to increase the number of women working at Jaguar Land Rover, and offers a range of initiatives to help employees balance work and family commitments.

•	The company launched a leadership training programme for women in 2009, with support from the UK government, to help more women reach senior roles.

•	Disability – Jaguar Land Rover has been awarded the “two ticks” disability badge by Jobcentre Plus in recognition of the company’s commitment to employ, retain and develop people with disabilities.

All the company’s sites have an occupational health department that gives support to employees with disabilities and those who are recovering from injury. The company’s recruitment centres are designed to be accessible to people with disabilities and the company will make any adjustments necessary to meet their needs.

Apprenticeships give young people the chance to take their first step on the path to a career in manufacturing or engineering.

The company’s advanced apprenticeships last for around 3 years, including an initial period studying at college. Apprenticeships gain a qualification in engineering, as well as technical certificates.

In FY12, the company took on 114 apprenticeships, most from local communities.

The company recruited 336 engineering and business graduates to take part in the company’s graduate development programme in FY12. The company offers product development placements for engineering undergraduates each year, for a period of either 3 or 12 months.

Charitable donations

The company and those that work for it are involved in many charitable activities across the globe. It is the company’s strong belief that it should play an active role in the communities, both local and worldwide. Given the number of charities and the need to assess the impact of any donations and potential tax consequences, the company can only make contributions to a limited number of charitable causes which have been formally approved. As a result, no one is authorised to make any charitable contributions on behalf of the company without the necessary approval.

Political involvement and contributions

The company encourages employees to participate as individual citizens in political and government affairs. The company respects an employee’s right to use their own time and resources to support the political activities of their choice. The company itself operates under legal limitations on its ability to engage in political activities, and even where there are no legal restrictions, the company does not typically make contributions to political candidates or political parties or permit campaigning on its property by political candidates (including those who work for Jaguar Land Rover) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements.

Related party transactions

The group’s related parties principally consist of Tata Sons Ltd., subsidiaries of Tata Sons Ltd, associates and joint ventures of the company. The group routinely enters into transactions with these related parties in the ordinary course of business. The group enters into transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation. Further details of related party transaction are set out in Note 36 to the Consolidated Financial Statements.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Acquisitions and disposals

The company made no material acquisitions or disposals since 1 April 2009.

Off-balance sheet arrangements

The company has no off-balance sheet financial arrangements.

Contingencies

In the normal course of business, the company faces claims and assertions by various parties. The company assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The company records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in the company’s financial statements, if material. Where potential losses are considered possible, but not probable, the company provides disclosure in the company’s financial statements, if material, but the company does not record a liability in the company’s accounts unless the loss becomes probable.

There are various claims against the company, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the company or its dealers. The company believes that none of these contingencies, either individually or in aggregate, would have a material adverse effect on the company’s financial condition, results of operations or cash flow.

Commitments

The company has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature aggregating £545.2 million at 31 March 2012. The company has entered into various contracts with suppliers and contractors which include obligations aggregating £865.8 million at 31 March 2012, to purchase minimum or fixed quantities of material.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Board of Directors

Jaguar Land Rover PLC is a public limited company incorporated under the laws of England and Wales. The business address of the directors and senior management of Jaguar Land Rover is Banbury Road, Gaydon, Warwickshire, CV35 0RG, United Kingdom.

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director or Chief Executive Officer
Ratan N. Tata	Chairman and Director	2008
Ravi Kant	Director	2008
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Carl-Peter Forster	Director (resigned on 9 September 2011)	2010
Nasser Mukhtar Munjee	Director (appointed 2 February 2012)	2012

Board practices

The Board consists of one executive director and four non-executive directors of whom two are independent non-executive directors.

The roles of the Chairman and the Chief Executive Officer are distinct and separate with appropriate powers being delegated to the Chief Executive Officer to perform the day-to-day activities of the company.

The Board, along with its committees, provides leadership and guidance to the company’s management, particularly with respect to corporate governance, business strategies and growth plans, the consideration of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements, and the review of the company’s plans and targets.

Corporate governance

The Board has delegated powers to the committees of the Board through written / stated terms of reference and oversees the functioning operations of the Committees through various circulars and minutes. The Board also undertakes the company’s subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Audit Committee

The Audit Committee independently reviews the adequacy and effectiveness of risk management across the company together with the integrity of the financial statements, including a review of the significant financial reporting judgments contained in them.

It is comprised of Ravi Kant and Andrew Robb, who have recent and relevant financial experience. The scope of the Audit Committee includes:

•	Reviewing the annual and all interim financial statements prior to submission to the Board and the shareholder, with particular reference to.

•	Critical accounting policies and practices and any changes to them, off-balance sheet structures, related party transactions and contingent liabilities.

•	Audit, legal and tax and accounting updates.

•	Unusual or exceptional transactions.

•	Major accounting entries involving estimates based on the exercise of judgment, including provisions for impairment and other major items.

•	The auditors’ report and any qualifications or emphases therein, taking particular note of any audit differences or adjustments arising from the audit.

•

Reviewing the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the company’s group, with particular regard to compliance with the provisions of Section 404 of the Sarbanes Oxley Act and other relevant regulations and to disclosures from the Chief Executive Officer or Chief Financial Officer, with particular reference to any material weaknesses or significant deficiencies in the design or operation of the company’s internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process and report financial data and to receive reports from the external and internal auditors with respect to these matters.

•	Assessing the reliability and integrity of the company’s accounting policies and financial reporting and disclosure practices and processes.

•	In relation to internal audits, the Audit Committee has responsibility to:

•

review on a regular basis the adequacy of internal audit functions, including the internal audit charter, the structure of the internal audit department, approval of the audit plan and its execution, staffing and seniority of the official heading the department, reporting structure, budget, coverage and the frequency of internal audit;

•	review the regular internal reports to management prepared by the internal audit department as well as management’s response thereto;

•

review the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

•	discuss with internal auditors any significant findings and follow-up thereon; and

•	review internal audit reports relating to internal control weaknesses.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

In relation to external auditors, the Audit Committee has responsibility to:

•	oversee the appointment of the external auditors, to approve their terms of engagement, including fees, and the nature and scope of their work;

•	review their performance every year and to pre-approve any provision of non-audit services by the external auditors;

•	establish a clear hiring policy in respect of employees or former employees of the external auditors and monitor the implementation of that policy; and

•

evaluate the external auditors by reviewing annually the firm’s independence, its internal quality control procedures, any material issues raised by the most recent quality control or peer review of the firm, and the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits carried out by the firm within the last five years.

•

In relation to subsidiary company oversight, the appointment, compensation and oversight of auditors is covered by the Audit Committee. A working procedure has evolved which facilitates dual oversight and compliance between the company and its subsidiaries. The Audit Committee has responsibility to review the financial statements. The Audit Committee will perform and review the following:

•	the appointment of the auditors;

•	the fixing of remuneration of the auditors;

•	the pre-approval of all services;

•	compliance regarding prohibited services; and

•	oversight of the work done by the auditors.

•

To oversee the operation and maintenance of procedures for receiving, processing and recording complaints regarding accounting, internal controls or auditing matters and for the confidential submission by employees of concerns regarding allegedly questionable or illegal practices. The Audit Committee shall ensure that these arrangements allow independent investigation of such matters and appropriate follow-up action.

•	To oversee controls designed to prevent fraud and to review all reports of instances of fraud.

•	To satisfy itself that group policy on ethics is followed and to review any issues of conflict of interest, ethical conduct or compliance with law, including competition law, brought to its attention.

•	To oversee legal compliance in the company’s group.

•	To conduct and supervise such investigations or enquiries as the Board may require.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Remuneration Committee

The Remuneration Committee is comprised of Ravi Kant and Andrew Robb. The Remuneration Committee may, at the company’s expense, obtain outside legal or other independent professional advice and secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

The scope of the Remuneration Committee is to:

•	review and approve any proposals regarding the remuneration (including base salary, bonus, long-term incentives, retention awards and pension arrangements) of directors;

•	review and approve all bonus plans and long-term incentive plans at leadership level 5 and above (including the structure of the plans, and whether, and at what level, the plans should pay out);

•	review and approve changes to any pension plans; and

•	regularly review independent data regarding the competitive position of salaries and benefits and make recommendations, as appropriate.

Executive Committee

The Executive Committee is comprised of the Chief Executive Officer and his direct reports. The objective of the Executive Committee is to provide strategic management, to achieve business results and to ensure compliance and control using various assurance tools and functions such as an independent internal audit function, a risk and assurance committee and a legal compliance office.

The Executive Committee is responsible for the executive management of the business and the strategic direction of the company. It is also responsible for risk management across the company, the communication of policy requirements and the review and approval of the risk management policy and framework. The Executive Committee identifies strategic risk, debates strategies and commits the allocation of key resources to manage key and emerging risk factors. Within this role, the Executive Committee defines, sponsors, supports, debates and challenges risk management activity across the group.

Risk and Assurance Committee

The Risk and Assurance Committee is responsible for the on-going development and co-ordination of the system of risk management as well as the consolidation, challenge and reporting of all risk management information. It provides support and guidance on the application of risk management across the company.

Audit

During the period, Deloitte LLP were re-appointed as auditors to the company and certain subsidiary companies.

Statement of disclosure of information to auditors

In the case of each of the persons who are directors at the time when the report is approved under section 414 of the Companies Act, 2006 the following applies:

•	so far as the directors are aware, there is no relevant audit information of which the group’s auditors are unaware; and

•

the directors have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the group’s auditors are aware of that information.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Acknowledgement

The Directors wish to convey their appreciation to all of the employees for their continued commitment, effort and contribution in supporting the delivery of the company’s record performance. The Directors would also like to extend thanks to all other key stakeholders for the continued support to the company and their confidence in its management.

By order of the board

Whitley, Warwickshire
2012

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Statement of directors’ responsibilities in respect of the directors’ report and the financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU). The financial statements are required by law to be properly prepared in accordance with IFRSs as adopted by the European Union and the Companies Act 2006.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the preparation and presentation of financial statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•

provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement

We confirm to the best of our knowledge the financial statements, prepared in accordance with International Financial Reporting Standards as approved by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole.

These financial statements were approved by the board of directors on              and were signed on its behalf by:

Ralf Speth
Director

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Independent auditors’ report to the members of Jaguar Land Rover PLC

We have audited the financial statements of Jaguar Land Rover PLC for the year ended 31 March 2012 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Equity and the related notes 1 to 51. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the Parent Company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s and the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:

•	the financial statements give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 March 2012 and of the group’s profit for the period then ended;

•	the group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

•

the parent company financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and

•	the group financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Separate opinion in relation to IFRSs as issued by the IASB

As explained in Note 2 to the group financial statements, the group in addition to applying IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the group financial statements comply with IFRSs as issued by the IASB.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Richard Knights (Senior statutory auditor)

for and on behalf of Deloitte LLP

Chartered Accountants and Statutory Auditor

Birmingham, United Kingdom

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Jaguar Land Rover PLC

CONSOLIDATED FINANCIAL STATEMENTS

Registered number 06477691

Year ended 31 March 2012

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Consolidated Income Statement

	Note	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
		£m	£m	£m

Revenue	4	13,511.7	9,870.7	6,527.2

Material and other cost of sales	6	(8,732.7)	(6,178.1)	(4,437.0)
Employee cost	7	(1,011.3)	(789.0)	(746.8)
Other expenses	6	(2,529.3)	(1,969.4)	(1,479.4)
Development costs capitalised	3	750.7	531.1	457.5
Other income		37.8	36.4	27.6
Depreciation and amortisation		(465.5)	(396.3)	(316.4)
Foreign exchange gain		14.3	32.9	68.3
Finance income	10	16.2	9.7	3.4
Finance expense (net of capitalised interest)	10	(85.2)	(33.1)	(53.0)

Net income before tax	5	1,506.7	1,114.9	51.4
Income tax expense	18	(25.6)	(79.0)	(27.9)

Net income attributable to shareholders		1,481.1	1,035.9	23.5

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Consolidated Statement of Comprehensive Income

	Note	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
		£m	£m	£m

Net income		1,481.1	1,035.9	23.5
Other comprehensive income:
Currency translation differences		—	123.4	100.8
Cash flow hedges booked in equity		(35.6)	42.7	—
Cash flow hedges moved from equity and recognised in foreign exchange gains in the consolidated income statement		(19.7)	(13.2)	—
Actuarial losses	30	(149.9)	(321.1)	(21.3)
Tax impact		172.9	—	—

Total comprehensive income attributable to shareholders		1,448.8	867.7	103.0

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Consolidated Balance Sheet

	Note	31 March 2012	31 March 2011	31 March 2010
		£m	£m	£m
Non-current assets
Investments	13	1.4	0.3	0.3
Other financial assets	17	106.9	68.5	73.3
Property, plant and equipment	19	1,585.9	1,230.8	1,236.2
Pension asset	30	1.9	0.9	0.4
Intangible assets	20	2,801.0	2,144.6	1,676.0
Other assets	16	11.5	—	—
Deferred income taxes	23	473.8	112.2	45.4

Total non-current assets		4,982.4	3,557.3	3,031.6

Current assets
Cash and cash equivalents	11	2,430.4	1,028.3	679.9
Trade receivables		662.2	567.2	669.4
Other financial assets	14	182.8	61.5	20.1
Inventories	15	1,496.8	1,155.6	995.4
Other current assets	16	457.0	293.2	225.5
Current income tax assets		5.5	12.5	2.4

Total current assets		5,234.7	3,118.3	2,592.7

Total assets		10,217.1	6,675.6	5,624.3

Current liabilities
Accounts payable	25	3,284.7	2,384.8	1,931.2
Short term borrowings and current portion of long term debt	26	489.7	863.4	904.9
Other financial liabilities	21	312.7	132.9	142.3
Provisions	24	279.5	246.3	303.2
Other current liabilities	22	559.3	360.2	295.1
Current income tax liabilities		115.2	79.8	12.9

Total current liabilities		5,041.1	4,067.4	3,589.6

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Consolidated Balance Sheet (continued)

	Note	31 March 2012	31 March 2011	31 March 2010
		£m	£m	£m

Non-current liabilities
Long term debt	26	1,484.4	518.1	2,125.5
Other financial liabilities	21	72.5	20.4	29.3
Non-current income tax liabilities		18.3	—	—
Deferred tax	23	0.5	1.6	1.6
Other liabilities	22	4.8	—	—
Provisions	24	671.3	592.7	341.1

Total non-current liabilities		2,251.8	1,132.8	2,497.5

Total liabilities		7,292.9	5,200.2	6,087.1

Equity attributable to shareholders
Ordinary shares	27	1,500.6	1,500.6	644.6
Capital redemption reserve	28	166.7	166.7	—
Reserves / (accumulated deficit)	28	1,256.9	(191.9)	(1,107.4)

Equity attributable to shareholders		2,924.2	1,475.4	(462.8)

Total liabilities and equity		10,217.1	6,675.6	5,624.3

These financial statements were approved by the board of directors on              and were signed on its behalf by:

Ralf Speth
Director

Company registered number: 6477691

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Consolidated Statement of Changes in Equity

	Ordinary shares	Capital redemption reserve	Reserves / Accumulated deficit	Total equity
	£m	£m	£m	£m

Balance at 31 March 2011	1,500.6	166.7	(191.9)	1,475.4
Income for the year	—	—	1,481.1	1,481.1
Other comprehensive income for the year	—	—	(32.3)	(32.3)

Total comprehensive income	—	—	1,448.8	1,448.8

Balance at 31 March 2012	1,500.6	166.7	1,256.9	2,924.2

	Ordinary shares	Capital redemption reserve	Reserves / Accumulated deficit	Total equity
	£m	£m	£m	£m

Balance at 31 March 2010	644.6	—	(1,107.4)	(462.8)
Income for the year	—	—	1,035.9	1,035.9
Other comprehensive income for the year	—	—	(168.2)	(168.2)

Total comprehensive income	—	—	867.7	867.7
Cancellation of preference shares	—	—	47.8	47.8
Issue of ordinary shares	856.0	166.7	—	1,022.7

Balance at 31 March 2011	1,500.6	166.7	(191.9)	1,475.4

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Consolidated Statement of Changes in Equity (continued)

	Ordinary shares	Capital redemption reserve	Reserves / Accumulated deficit	Total Equity
	£m	£m	£m	£m

Balance at 31 March 2009	283.6	—	(1,210.4)	(926.8)
Income for the year	—	—	23.5	23.5
Other comprehensive income for the year	—	—	79.5	79.5

Total comprehensive income	—	—	103.0	103.0
Issue of ordinary shares	361.0	—	—	361.0

Balance at 31 March 2010	644.6	—	(1,107.4)	(462.8)

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Consolidated Cash Flow Statement

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m
Cash flows from operating activities
Net income attributable to shareholders	1,481.1	1,035.9	23.5
Adjustments for:
Depreciation and amortisation	465.5	396.3	316.4
Loss on sale of property, plant, equipment and software	8.5	5.8	31.8
Foreign exchange losses / (gains) on loans	10.8	(17.1)	43.9
Income tax expense	25.6	79.0	27.9
Finance expense (net of capitalised interest)	85.2	33.1	53.0
Finance income	(16.2)	(9.7)	(3.4)
Foreign exchange loss on derivatives	58.8	0.5	—
Income received from associates	(0.3)	(2.0)	—

Cash flows from operating activities	2,119.0	1,521.8	493.1

Cash paid on option premia	—	(16.2)	—
Trade receivables	(95.0)	102.2	(230.1)
Other financial assets	9.8	16.9	(19.0)
Other current assets	(159.3)	(67.7)	(59.5)
Inventories	(341.2)	(160.2)	(67.4)
Other non-current assets	(3.4)	(0.5)	35.6
Accounts payable	893.6	421.4	443.9
Other current liabilities	199.2	65.1	205.3
Other financial liabilities	54.7	(18.2)	31.3
Other non-current liabilities	4.8	(132.3)	6.8
Provisions	(31.2)	5.8	(130.4)

Cash generated from operations	532.0	1,738.1	709.6
Income tax paid	(150.9)	(92.9)	(47.5)

Net cash from operating activities	2,500.1	1,645.2	662.1

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Consolidated Cash Flow Statement (continued)

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m
Cash flows used in investing activities
Investment in associate	(0.8)	—	—
Movements in other restricted deposits	(147.4)	(3.1)	(28.7)
Purchases of property, plant and equipment	(595.8)	(207.7)	(266.1)
Proceeds from sale of property, plant and equipment	—	3.7	—
Cash paid for intangible assets	(813.9)	(573.4)	(471.7)
Finance income received	16.1	9.1	3.4
Dividends received from associates	—	2.0	—

Net cash used in investing activities	(1,541.8)	(769.4)	(763.1)

Cash flows from financing activities
Finance expenses and fees paid	(128.2)	(74.2)	(69.2)
Proceeds from issue of ordinary shares	—	—	361.0
Proceeds from issuance of short term debt	104.6	9.2	530.3
Repayment of short term debt	(655.0)	(477.7)	(1,566.7)
Payments of lease liabilities	(4.1)	(4.1)	(4.0)
Proceeds from issuance of long term debt	1,500.0	20.4	1,448.8
Repayment of long term debt	(373.5)	(1.0)	(47.8)

Net cash from / (used in) financing activities	443.8	(527.4)	652.4

Net change in cash and cash equivalents	1,402.1	348.4	551.4
Cash and cash equivalents at beginning of year	1,028.3	679.9	128.5

Cash and cash equivalents at end of year	2,430.4	1,028.3	679.9

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (forming part of the financial statements)

1	Background and operations

The company acquired the Jaguar Land Rover business for USD 2.5 billion on 2 June 2008, which included three manufacturing facilities and two advanced engineering centres in the UK and a worldwide sales network.

The company and its subsidiaries, collectively referred to as (“the group” or “JLR”), designs, manufactures and sells a wide range of automotive vehicles.

The company is a public limited company incorporated and domiciled in the UK and has its registered office at Gaydon, Warwickshire, England.

The company is a subsidiary of Tata Motors Limited, India (“TATA Motors”) and acts as an intermediate holding company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high performance luxury saloons, specialist sports cars and four wheel drive off-road vehicles.

Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 28% of the ordinary shares and 50.97% of “A” ordinary shares of Tata Motors Limited, the ultimate parent company of JLR, and has the ability to influence the company’s operations significantly.

The company became a public limited company (PLC) on 6 April 2011.

Balance sheet numbers for 2010 have been disclosed solely for the information of the users.

2	Accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) as approved by the EU. There is no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board (“IASB”).

The company has taken advantage of s.408 of the Companies Act 2006 and therefore the accounts do not include the income statement of the company on a stand-alone basis.

Basis of preparation

The consolidated financial statements have been prepared on historical cost basis except for certain financial instruments which are measured at fair value.

Going concern

The directors have considered the financial position of the group at 31 March 2012 (net assets of £2,924.2 million (2011: net assets of £1,475.4 million, 2010: net liabilities of £462.8 million)) and the projected cash flows and financial performance of the group for at least 12 months from the date of approval of these financial statements as well as planned cost and cash improvement actions, and believe that the plan for sustained profitability remains on course.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

The directors have taken actions to ensure that appropriate long term cash resources are in place at the date of signing the accounts to fund group operations. The directors have reviewed the financial covenants linked to the borrowings in place and believe these will not be breached at any point and that all debt repayments will be met.

Therefore the directors consider, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the group, that the group has adequate resources to continue in operation as a going concern for the foreseeable future and is able to meet its financial covenants linked to the borrowings in place. Accordingly they continue to adopt the going concern basis in preparing these financial statements.

Basis of consolidation

Subsidiaries

The consolidated financial statements include Jaguar Land Rover PLC and its subsidiaries. Subsidiaries are entities controlled by the company. Control exists when the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The results of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate.

Inter-company transactions and balances including unrealised profits are eliminated in full on consolidation.

Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the company holds between 20 and 50 per cent of the voting power of another entity. Jointly controlled entities are those entities over whose activities the company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Equity accounted investees are accounted for using the equity method and are recognised initially at cost. The company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the company’s share of the income and expenses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the company has an obligation or has made payments on behalf of the investee.

When the company transacts with an associate or jointly controlled entity of the company, profits and losses are eliminated to the extent of the company’s interest in its associate or jointly controlled entity.

Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognised in net income / (loss) as incurred. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standard.

Purchase consideration in excess of the company’s interest in the acquiree’s net fair value of identifiable assets, liabilities and contingent liabilities is recognised as goodwill. Excess of the company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration is recognised, after reassessment of fair value of net assets acquired, in the consolidated income statement.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the following notes:

(i)	Note 19 – Property, plant and equipment – the group applies judgement in determining the estimate useful life of assets.

(ii)	Note 20 – Intangible assets – management applies significant judgement in establishing the applicable criteria for capitalisation of appropriate product development costs.

(iii)	Note 23 – Deferred tax – management applies judgement in establishing the timing of the recognition of deferred tax assets relating to historic losses.

(iv)	Note 24 – Provision for product warranty – it is necessary for group to assess the provision for anticipated lifetime warranty and campaign costs. The valuation of warranty and campaign provisions requires a significant amount of judgement and the requirement to form appropriate assumptions around expected future costs.

(v)	Note 30 – Assets and obligations relating to employee benefits – it is necessary for actuarial assumptions to be made, including discount and mortality rates and the long-term rate of return upon scheme assets. The group engages a qualified actuary to assist with determining the assumptions to be made when evaluating these liabilities.

(vi)	Note 33 – Financial Instruments – the group enters into complex financial instruments and therefore appropriate accounting for these requires judgement around the valuations.

Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

Sale of products

The group recognises revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from Governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes.

Revenues are recognised when collectability of the resulting receivable is reasonably assured.

Cost recognition

Costs and expenses are recognised when incurred and are classified according to their nature.

Expenditure capitalised represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction of product development undertaken by the group.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Provisions

A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Product warranty expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The timing of outflows will vary as and when a warranty claim will arise, being typically up to four years.

Residual risk

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Foreign currency

At 31 March 2012 and 2011, the parent company, Jaguar Land Rover PLC, has a functional currency of GBP. The presentation currency of the group consolidated accounts is GBP as that is the functional currency of the group’s key manufacturing and selling operations.

Prior to the capital reorganisation in Jaguar Land Rover PLC on 31 March 2011, the parent company had a functional currency of USD.

The functional currency of the non-UK selling operations is GBP based on management control being in the UK.

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement except, when they relate to items that are recognised outside net income / (loss) (whether in other comprehensive income or directly in equity), in which case tax is also recognised outside net income, or where they arise from the initial accounting for a business combination. In the case of a business combination the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first in first out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the group and are amortised in changes in stocks and work in progress to their residual values (i.e. estimated second hand sale value) over the term of the arrangement.

Property, plant and equipment

Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation less accumulated impairment, if any.

Freehold land is measured at cost and is not depreciated.

Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life (years)

Buildings	20 to 40
Plant and equipment	3 to 30
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Depreciation is not recorded on capital work-in-progress until construction and installation is complete and the asset is ready for its intended use. Capital-work-in-progress includes capital prepayments.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Intangible assets

Intangible assets purchased including those acquired in business combination, are measured at cost or fair value as of the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

Amortisation is provided on a straight-line basis over the estimated useful lives of the intangible assets.

The amortisation for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital-work-in-progress includes capital advances.

Customer related intangibles consist of order backlog and dealer network.

Estimated amortisation period

Patents and technological know-how	2 to 12 years
Customer related – Dealer network	20 years
Product development	2 to 10 years
Intellectual property rights and other	Indefinite life
Software	2 to 8 years

Internally generated intangible assets

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, the group has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortised over a period of between 24 months and 120 months.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Leases

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Assets taken on finance lease

A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets taken on operating lease

Leases other than finance leases are operating leases, and the leased assets are not recognised on the group’s balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease.

Impairment

Property, plant and equipment and other intangible assets

At each balance sheet date, the group assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment indicator exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement.

As of 31 March 2012, 2011 and 2010, none of the group’s property, plant and equipment and intangible assets were considered impaired.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Employee benefits

Pension plans

The group operates several defined benefit pension plans, which are contracted out of the second state pension scheme. The assets of the plans are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service year as set out in the rules of each fund.

Contributions to the plans by the group take into consideration the results of actuarial valuations. The plans with a surplus position at the year end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised.

The UK defined benefit schemes were closed to new joiners in April 2010.

A separate defined contribution plan is available to new employees of JLR. Costs in respect of this plan are charged to the income statement as incurred.

Post-retirement Medicare scheme

Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the group as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. Such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

Actuarial gains and losses

Actuarial gains and losses relating to retirement benefit plans are recognised in other comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise.

Measurement date

The measurement date of retirement plans is 31 March.

Financial instruments

Classification, initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through net income, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through net income and other financial liabilities.

Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of the instrument.

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through net income. Subsequently, financial instruments are measured according to the category in which they are classified.

Financial assets and financial liabilities at fair value through net income: Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognised in the consolidated income statement.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Financial instruments (continued)

Classification, initial recognition and measurement (continued)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through net income or financial assets available-for-sale. Subsequently, these are measured at amortised cost using the effective interest method less any impairment losses.

These include cash and cash equivalents, trade receivables, finance receivables and other financial assets.

Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequently, these are measured at fair value and changes therein, other than impairment losses which are recognised directly in other comprehensive income, net of applicable deferred income taxes.

Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost.

When the financial asset is derecognised, the cumulative gain or loss in equity is transferred to the consolidated income statement.

Equity instruments

An equity instrument in any contract that evidences residual interests in the assets of the group after deducting all of its liabilities. Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities

These are measured at amortised cost using the effective interest method.

Determination of fair value:

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, the group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

Derecognition of financial assets and financial liabilities:

The group derecognises a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the group retains substantially all the risks and rewards of ownership of a transferred financial asset, the group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Financial liabilities are derecognised when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

Impairment of financial assets:

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

Financial instruments (continued)

Loans and receivables:

Objective evidence of impairment includes default in payments with respect to amounts receivable from customers.

Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the consolidated income statement. If the amount of an impairment loss decreases in a subsequent year, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the income statement.

Equity investments

Impairment loss on equity investments carried at cost is not reversed.

Hedge accounting:

The group uses foreign currency forward contracts and options to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The group designates these forward contracts and options in a cash flow hedging relationship by applying the hedge accounting principles.

These forward contracts and options are stated at fair value at each reporting date. Changes in the fair value of these forward contracts and options that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax), and the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in other comprehensive income are reclassified to the consolidated income statement in the periods in which the forecasted transactions occurs.

For options, the time value is not considered part of the hedge, and this is treated as an ineffective hedge portion and recognised immediately in the consolidated income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained there until the forecast transaction occurs.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is immediately transferred to the consolidated income statement for the year.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

New accounting pronouncements

The company adopted/early adopted following standards/amendments to standards and interpretations:

An amendment to IAS 24 Related Party Disclosures was issued by the IASB in December 2010 to simplify the disclosure requirements for entities that are controlled, jointly controlled or are significantly influenced by a Government (referred to as government-related entities) and to clarify the definition of a related party. This amendment is effective for annual periods beginning on or after January 01, 2011.

An amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement was issued by the IASB in December 2010 to address an unintended consequence of IFRIC 14. This makes limited-application amendments to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The amendments apply when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements, permitting the benefit of such an early payment to be recognised as an asset.

IFRS 7 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters provides additional exemption on IFRS transition in relation to IFRS 7 Financial Instruments: Disclosures, to avoid the potential use of hindsight and to ensure that first-time adopters are not disadvantaged as compared with current IFRS preparers. The amendments are effective for annual periods beginning on or after July 1, 2010.

IFRIC Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments: IFRIC 19 is applicable for annual periods beginning on or after July 1, 2010. This interpretation addresses accounting of equity instruments issued in order to extinguish all or part of a financial liability. The issue of equity instruments to extinguish an obligation constitutes consideration paid. The consideration is measured at the fair value of the equity instruments issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at the fair value of the obligation extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the liability extinguished is recognised in profit or loss.

IFRS 3 (2008) Business Combinations was amended by the IASB in May 2010 effective for annual periods beginning on or after July 01, 2010. The amendments were as follows:

•

Measurement of non-controlling interests: The option to measure non-controlling interests either at fair value or at the present ownership instrument’s proportionate share of the acquiree’s net identifiable assets.

•

Share-based payment transactions: The amendment clarifies that a liability or an equity instrument related to share based transactions of the acquiree would be measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

In May 2010, IASB issued an amendment to IFRIC 13 Customer Loyalty Programmes to provide a clarification on the measurement of the fair value award credits. The amendment stated that the fair value of the award credit should take into account the amount of the discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale and the proportion of award credits that are not expected to be redeemed by customers. This amendment is effective for annual periods beginning on or after January 01, 2011.

None of these have impacted on the group results in any period.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the company. The company is evaluating the impact of these pronouncements on the consolidated financial statements:

An Amendment to IAS 27 Separate Financial Statements (2011) was issued during the year. This now only deals with the requirements for separate financial statements, which have been carried over largely unchanged from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements. The Standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IFRS 9 Financial Instruments. The Standard also deals with the recognition of dividends, certain group reorganisations and includes a number of disclosure requirements. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 28 Investments in Associates and Joint Ventures (2011) was issued in 2011. This Standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines ‘significant influence’ and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 9 Financial Instruments was issued by IASB in November 2009 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets. The standard will be effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 9 Financial Instruments (2010) was issued by IASB in 2010 as part of its project for revision of the accounting guidance for financial instruments. A revised version of IFRS 9 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss.

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards to; Replace references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRSs’, thus eliminating the need for companies adopting IFRSs for the first time to restate derecognition transactions that occurred before the date of transition to IFRS; and provide guidance on how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation. The standard will be effective for annual periods beginning on or after July 1, 2011.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income. Amends IAS 1 Presentation of Financial Statements to revise the way other comprehensive income is presented. Effective for annual periods beginning on or after July 1, 2012 with early adoption permitted.

IFRS 7 was amended in May 2010 and October 2010, as part of Improvements to IFRSs 2010. The effect of the amendments were to provide (a) qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures to form an overall picture of the nature and extent of risks arising from financial instruments and (b) help users of financial statements to evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. The amendments issued in May 2010 are effective for annual periods beginning on or after January 1, 2011 and those issued in October 2010 are effective for annual periods beginning on or after July 1, 2011. Early application is permitted.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

IFRS 7 Financial Instruments disclosure requirements were amended. Disclosures to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The IASB believes that these disclosures will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position. The amendments are effective for annual periods beginning on or after January 1, 2013. Early application is permitted.

Amendment to IAS 12 Income Taxes was issued by the IASB in December 2010 to clarify that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability. The amendment and consequential withdrawal of SIC 21 Deferred Tax: Recovery of Underlying Assets is effective for annual periods beginning on or after January 01, 2012. This Standard has not yet been endorsed by the EU.

IAS 32 Financial Instruments: Presentation amended to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’; the application of simultaneous realisation and settlement; the offsetting of collateral amounts; the unit of account for applying the offsetting requirements. The amendments are effective for annual periods beginning on or after January 1, 2014. Early application is permitted.

The following new IFRSs were issued during the year and are applicable to annual reporting periods beginning on or after January 01, 2013. None of these Standards have yet been endorsed by the EU

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The standard requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

2	Accounting policies (continued)

IAS 19 Employee Benefits (2011). An amended version of IAS 19 Employee Benefits with revised requirements for pensions and other post-retirement benefits, termination benefits and other changes. The key amendments include; requiring the recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements (eliminating the ‘corridor approach’ permitted by the existing IAS 19); Introducing enhanced disclosures about defined benefit plans; Modifying accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits; Clarifying various miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features; Incorporating other matters submitted to the IFRS Interpretations Committee. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Interests in Other Entities applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair value measurement defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is applicable prospectively from the beginning of the annual period in which the Standard is adopted. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

Amendments to IFRS 1 relating to Government Loans. Amends IFRS 1 First-time Adoption of International Financial Reporting Standards to address how a first-time adopter would account for a government loan with a below-market rate of interest when transitioning to IFRSs. The standard will be effective for annual periods beginning on or after January 1, 2013.

IFRIC Interpretation IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. The standard will be effective for annual periods beginning on or after January 1, 2013.

The impact of the early adoption is not material.

Improvements to IFRSs (2010). This is a collection of amendments to certain International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, This amends seven pronouncements (plus consequential amendments to various others) in this cycle of annual improvements.

Key amendments include; IFRS 1 – accounting policy changes in year of adoption and amendments to deemed cost (revaluation basis, regulatory assets); IFRS 3/IAS 27 – clarification of transition requirements, measurement of non-controlling interests, unreplaced and voluntarily replaced share-based payment awards; Financial statement disclosures – clarification of content of statement of changes in equity (IAS 1), financial instrument disclosures (IFRS 7) and significant events and transactions in interim reports (IAS 34); IFRIC 13 – fair value of award credits. These are generally effective for annual reporting periods beginning on or after 1 January 2011 (IFRS 3/IAS 27 transition clarifications apply to annual reporting periods beginning on or after 1 July 2010).

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

3	Research and development

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Total R&D costs	900.0	650.5	505.3
R&D expensed	(149.3)	(119.4)	(47.8)

Development costs capitalised	750.7	531.1	457.5
Interest capitalised	74.0	50.8	13.5

Total internally developed intangible additions	824.7	581.9	471.0

4	Revenue

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Sale of goods	13,511.7	9,870.7	6,527.2

Total revenues	13,511.7	9,870.7	6,527.2

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

5	Net income

Expense / (income) included in net income for the year are the following:

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Net foreign exchange	(14.3)	(32.9)	(68.3)
Derivative at fair value through income statement	58.6	1.1	—
Depreciation of property, plant and equipment	234.1	242.8	237.1
Amortisation of intangible assets (excluding internally generated development costs)	48.1	53.5	26.9
Amortisation of internally generated development costs	183.3	105.4	52.4
Research and development expense	149.3	119.4	47.8
Operating lease rentals in respect of plant, property and equipment	19.1	16.4	16.5
Loss on disposal of fixed assets	8.5	5.8	31.8
Government grants	—	—	(0.3)
Auditor remuneration – audit services (see below)	3.6	2.4	2.2

Government grant income relates to contributions towards a research project received in the year and for which expenditure has been incurred.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

5	Net income (continued)

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Fees payable to the company’s auditors for the audit of the company’s annual accounts	0.1	0.1	0.1
Fees payable to the company’s auditors and their associates for other services to the group – audit of the company’s subsidiaries	2.4	2.0	1.9

Total audit fees	2.5	2.1	2.2

Audit related assurance services	0.3	0.3	—
Other assurance services	0.8	—	—

Total audit and related fees	3.6	2.4	2.2

Fees payable to Deloitte LLP and their associates for non-audit services to the company are not required to be disclosed separately as these fees are disclosed on a consolidated basis.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

6	Material cost of sales and other expenses

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m
Included in material cost of sales:
Changes in inventories of finished goods and work in progress	317.4	171.6	49.3
Purchase of products for sale	(791.7)	(714.3)	(603.1)
Raw materials and consumables	(8,258.4)	(5,635.4)	(3,883.2)

Included in other expenses:
Stores, spare parts and tools	57.6	76.7	66.4
Freight cost	342.6	216.6	172.4
Works, operations and other costs	1,075.0	784.2	577.2
Repairs	10.7	20.8	23.6
Power and fuel	49.1	41.7	31.8
Rent, rates and other taxes	27.2	20.7	19.2
Insurance	18.8	11.2	13.0
Warranty	371.5	332.4	246.6
Publicity	576.8	465.1	328.6

7	Staff numbers and costs

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Wages and salaries	776.5	617.4	577.8
Social security costs and benefits	107.3	82.6	72.5
Pension costs	127.5	89.0	96.5

Total staff costs	1,011.3	789.0	746.8

Staff numbers	Average number in the year	Average number in the year	Average number in the year
Manufacturing	11,601	9,237	8,926
Research and development	4,779	4,325	3,853
Other	4,507	3,693	3,605

Total staff numbers	20,887	17,255	16,384

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

8	Directors’ emoluments

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£	£	£

Directors’ emoluments	7,875,898	2,114,209	50,000

	7,875,898	2,114,209	50,000

The aggregate of emoluments and amounts receivable under long term incentive schemes of the highest paid director was £2,739,517 (2011: £1,345,291 and 2010: £50,000). During the year, the highest paid director did not exercise share options.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

9	Share based payments

The group operates a share based payment arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of shares and the share price of Tata Motors Limited at the vesting date. The number of shares is dependent on the achievement of internal profitability targets over the 3 year vesting period and continued employment at the end of the vesting period.

	Year ended 31 March 2012		Year ended 31 March 2011		Year ended 31 March 2010
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding at the beginning of the year	351,392	—	—	—	—	—
Granted during the year	327,318	—	351,392	—	—	—
Options exercised in the year	(91,823)	—	—	—	—	—

Outstanding at the end of the year	586,887	—	351,392	—	—	—

Exercisable at the end of the year	—	—	—	—	—	—

During the year, following the granting and exercising of the options in the table above, Tata Motors Limited performed a 5:1 share split. The actual amount of share options outstanding at the end of the period was therefore 2,934,435.

The weighted average share price of the 91,823 options exercised in the year was £12.75.

At the balance sheet date, the exercise price of the outstanding options was nil. The weighted average remaining contractual life of the outstanding options is 2 years.

The fair value of the options was calculated using a Black Scholes model at the grant date. The fair value is updated at each reporting date as the options are accounted for as cash settled under IFRS 2. The inputs into the model are based on the Tata Motors Limited historic data and the risk-free rate is calculated on government bond rates. The inputs used are:

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
Volatility (%)	14.6	14.6	—
Risk-Free rate (%)	0.49	1.55	—
Dividend yield (%)	1.44	1.17	—
Weighted average fair value per share	£4.08	£18.31	—

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

10	Finance income and expense

Recognised in net income

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Finance income	16.2	9.7	3.4

Total finance income	16.2	9.7	3.4

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Total interest expense on financial liabilities measured at amortised cost	166.1	83.8	67.3
Unwind of discount on provisions	(6.9)	0.1	(0.8)
Interest transferred to capital	(74.0)	(50.8)	(13.5)

Total finance expense	85.2	33.1	53.0

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 7.9% (2011: 7.1%, 2010: 4.8%)

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

11	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Cash and cash equivalents	2,430.4	1,028.3	679.9

	2,430.4	1,028.3	679.9

The group holds £2,430.4million (2010: £1,028.3 million, 2010: £679.9 million) cash and cash equivalents of which £453.5 million (2011: £220.6 million, 31 March 2010: £32.8 million) is in China. The cash held in the group can be utilised across all the group’s manufacturing and sales operations except for China (see details below).

Due to Chinese foreign exchange controls, there are restrictions on taking cash out of the country. These controls limit the group’s ability to utilise the cash held in China in all markets. At 31 March 2012, it is considered that £372.9 million (2011: all, 2010: £24.7 million) of this cash can be utilised against current liabilities in China and therefore the restrictions on movement do not curtail the group’s liquidity position.

12	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	2012	2011	2010
	£m	£m	£m

At beginning of year	10.1	16.3	15.7
Allowance made during the year	4.6	1.5	10.4
Written off	(1.5)	(7.7)	(9.6)
Foreign exchange translation differences	—	—	(0.2)

At end of year	13.2	10.1	16.3

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

13	Investments

Investments consist of the following:

	2012	2011	2010
	£m	£m	£m

Equity accounted investees	1.4	0.3	0.3

	1.4	0.3	0.3

During the year, the company acquired a 50% stake in Spark 44 for £0.8 million. The net assets at acquisition were £0.8 million. The company’s share of the net income during the year was £0.3 million. No dividend was received in the year.

The group consolidates the following subsidiaries:

Subsidiary Undertaking	Interest	Class of shares	Country of Incorporation and registration	Principal activity

Jaguar Cars Limited	100%	Ordinary shares	England and Wales	Manufacture of motor Vehicles

Land Rover	100%	Ordinary shares	England and Wales	Manufacture of motor Vehicles

Details of the indirect subsidiary undertakings are as follows:

Name of Group	Interest	Class of shares	Country of incorporation and operation	Principal activity

Jaguar Land Rover Exports Limited	100%	Ordinary shares	England and Wales	Export sales

Land Rover Exports Limited	100%	Ordinary shares	England and Wales	Export sales

Jaguar Belgium N.V.	100%	Ordinary shares	Belgium	Distribution and sales

Jaguar Land Rover Deutschland GmbH	100%	Ordinary shares	Germany	Distribution and sales

Jaguar Hispania SL	100%	Ordinary shares	Spain	Distribution and sales

Jaguar Land Rover Austria GmbH	100%	Capital contribution €145,300	Austria	Distribution and sales

Jaguar Land Rover North America LLC	100%	Ordinary shares	USA	Distribution and sales

Jaguar Cars (South Africa) (Pty) Ltd	100%	Ordinary shares	South Africa	Dormant

Jaguar Land Rover (South Africa) Holdings Ltd	100%	Ordinary shares	England and Wales	Holding company

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

13	Investments (continued)

Name of Group	Interest	Class of shares	Country of incorporation and operation	Principal activity

Jaguar Cars Overseas Holdings Limited	100%	Ordinary shares	England and Wales	Holding company

The Jaguar Collection Limited	100%	Ordinary shares	England and Wales	Dormant

The Daimler Motor Company Limited	100%	Ordinary shares	England and Wales	Dormant

Daimler Transport Vehicles Limited	100%	Ordinary shares	England and Wales	Dormant

The Lanchester Motor Company	100%	Ordinary shares	England and Wales	Dormant

SS Cars Limited	100%	Ordinary shares	England and Wales	Dormant

Jaguar Land Rover Japan Limited	100%	Ordinary shares	Japan	Distribution and sales

Jaguar Land Rover Korea Group Limited	100%	Ordinary shares	Korea	Distribution and sales

Land Rover Group Limited	100%	Ordinary shares	England and Wales	Holding company

Jaguar Landrover Portugal-Veiculos e Pecas, Lda	100%	Ordinary shares	Portugal	Distribution and sales

Land Rover Espana SL	100%	Ordinary shares	Spain	Distribution and sales

Land Rover Nederland BV	100%	Ordinary shares	Holland	Distribution and sales

Jaguar Land Rover Automotive Trading (Shanghai) Ltd	100%	Ordinary shares	China	Distribution and sales

Jaguar Land Rover Australia Pty Limited	100%	Ordinary shares	Australia	Distribution and sales

Land Rover Belux SA/NV	100%	Ordinary shares	Belgium	Distribution and sales

Land Rover Ireland Limited	100%	Ordinary shares	Ireland	Distribution and sales

Jaguar Land Rover Italia SpA	100%	Ordinary shares	Italy	Distribution and sales

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

13	Investments (continued)

Name of Group	Interest	Class of shares	Country of incorporation and operation	Principal activity

Jaguar Land Rover Canada ULC	100%	Ordinary Shares	Canada	Distribution and sales

Jaguar Land Rover (South Africa) (Pty) Ltd	100%	Ordinary Shares	South Africa	Distribution and sales

Jaguar Land Rover France SAS	100%	Ordinary Shares	France	Distribution and sales

Jaguar Land Rover Brazil LLC	100%	Ordinary Shares	Brazil	Distribution and sales

Jaguar Land Rover Russia	100%	Ordinary Shares	Russian	Distribution and sales

Land Rover Parts Limited	100%	Ordinary Shares	England and Wales	Distribution and sales

In addition, the group has the following investments:

Jaguar Land Rover Schweiz AG	10% interest in the ordinary share capital
Jaguar Cars Finance Limited	49.9% interest in the ordinary share capital
Spark 44 Limited	50.0% interest in the ordinary share capital

The principal activity of Jaguar Land Rover Schweiz AG is the sale of automotive vehicle and parts. The principal activity of Jaguar Cars Finance Limited is the provision of credit finance. The principle activity of Spark 44 is the provision of advertising services.

Spark 44 Limited was established in June 2011. The company is equity accounted as a joint venture.

Jaguar Cars Finance Limited (100%)	2012	2011	2010
	£000	£000	£000

Total assets	1,214	5,904	789
Total liabilities	(742)	(1,441)	(22)
Revenues	—	5,133	12
Net income	9	3,696	8

Spark 44 Limited (100%)	2012
£000

Total assets	5,142
Total liabilities	(3,854)
Revenues	9,307
Net income	543

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

14	Other financial assets – current

	2012	2011	2010
	£m	£m	£m

Advances and other receivables recoverable in cash	0.1	8.1	11.4
Derivative financial instruments	48.4	49.7	—
Restricted cash	131.4	—	—
Other	2.9	3.7	8.7

	182.8	61.5	20.1

£131.4 million (2011: nil, 2010: nil) of the restricted cash is held as security in relation to bank loans. The amount is pledged until the loans reach their respective conclusion.

15	Inventories

	2012	2011	2010
	£m	£m	£m

Raw materials and consumables	62.3	38.5	49.9
Work in progress	169.4	87.1	79.6
Finished goods	1,265.1	1,030.0	865.9

	1,496.8	1,155.6	995.4

Inventories of finished goods include £133.9 million (2011: £117.1 million, 2010: £124.2 million), relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as expense during the year amounted to £9,674.2 million (2011: £7,011.7 million, 2010: £5,123.7 million).

During the year, the group recorded inventory write-down expense of £11.1 million (2011: £12.2 million, 2010: £19.5 million). The write-down is included in other expenses. No previous write-downs have been reversed in any period.

The carrying amount of inventories carried at fair value less costs to sell amounted to £36.8 million (2011: £32.7 million, 2010: £262.2 million).

Inventories with a net book value of £68.6 million (2011: £66.7 million, 2010:£94.4 million) are pledged as security in respect of certain bank loans.

16	Other assets

	2012	2011	2010
	£m	£m	£m
Current
Recoverable VAT	408.8	258.2	189.0
Prepaid expenses	48.2	35.0	36.5

	457.0	293.2	225.5

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

16	Other assets (continued)

	2012	2011	2010
	£m	£m	£m

Non-current
Prepaid expenses	9.0	—	—
Other	2.5	—	—

	11.5	—	—

17	Other financial assets (non current)

	2012	2011	2010
	£m	£m	£m

Restricted cash	80.7	64.6	61.5
Derivative financial instruments	23.3	—	—
Others	2.9	3.9	11.8

	106.9	68.5	73.3

£77.1 million (2011: £59.4 million, 2010: £49.1 million) of the restricted cash is held as security in relation to vehicles ultimately sold on lease. The amount is pledged until the leases reach their respective conclusion.

18	Taxation

Recognised in the income statement

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Current tax expense
Current year/period	206.4	113.5	36.3
Adjustments for prior years	9.0	32.3	3.8

Current income tax expense	215.4	145.8	40.1

Deferred tax expense
Origination and reversal of temporary differences	(178.9)	(34.7)	(10.5)
Adjustments for prior years	(10.9)	(32.1)	(1.7)

Deferred tax expense	(189.8)	(66.8)	(12.2)

Total income tax expense	25.6	79.0	27.9

Prior year adjustments relate to differences between prior year estimates of tax position and current revised estimates or submission of tax computations.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

18	Taxation (continued)

Reconciliation of effective tax rate

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m
Net income attributable to shareholders for the year	1,481.1	1,035.9	23.5
Total income tax expense	25.6	79.0	27.9

Net income excluding taxation	1,506.7	1,114.9	51.4

Income tax expense using the tax rates applicable to individual entities of 2012: 26.4% (2011:27.4%, 2010:40%)	398.1	305.6	20.6
Enhanced deductions for research and development	(38.5)	(27.0)	(26.2)
Non-deductible expenses	6.4	6.2	14.8
Recognition of deferred tax on property, plant and equipment that was not previously recognised	—	(132.2)	—
Losses on which deferred tax was not previously recognised	(382.1)	(106.6)	—
Other timing differences	—	(3.3)	16.6
Deferred tax on employee benefits not previously recognised	—	13.7	—
Overseas unremitted earnings	43.6	22.4	—
Under / (over) provided in prior years	(1.9)	0.2	2.1

Total income tax expense	25.6	79.0	27.9

The UK Finance Act 2011 was enacted during the period and included provisions for a reduction in the UK corporation tax rate to 25% with effect from 1 April 2012. In March 2012 a further UK tax rate reduction to 24% was substantively enacted with effect from 1 April 2012. Accordingly, UK deferred tax has been provided at 24% (2011: 26%; 2010: 28%). Further UK tax rate reductions to 23% and 22% with effect from 1 April 2013 and 2014 respectively have been proposed by the UK Government. These further tax rate reductions had not been substantively enacted by the balance sheet date and therefore have not been reflected in these financial statements.

Notes (continued)

19	Property, plant and equipment

	Land and Buildings	Plant and Equipment	Vehicles	Computers	Fixtures & Fittings	Leased Assets	Under Construction	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Cost
Balance at 1 April 2009	349.0	918.6	2.6	17.7	8.3	35.1	28.8	1,360.1
Additions	6.9	246.4	0.6	1.9	9.1	—	—	264.9
Disposals	(21.3)	(22.1)	(1.7)	(7.8)	—	—	(0.1)	(53.0)

Balance at 31 March 2010	334.6	1,142.9	1.5	11.8	17.4	35.1	28.7	1,572.0

Balance at 1 April 2010	334.6	1,142.9	1.5	11.8	17.4	35.1	28.7	1,572.0
Additions	6.2	166.6	10.0	2.2	5.5	—	54.3	244.8
Disposals	(3.8)	(45.0)	(0.9)	(2.6)	(6.0)	—	—	(58.3)

Balance at 31 March 2011	337.0	1,264.5	10.6	11.4	16.9	35.1	83.0	1,758.5

Balance at 1 April 2011	337.0	1,264.5	10.6	11.4	16.9	35.1	83.0	1,758.5
Additions	30.1	491.2	13.9	3.2	5.9		53.4	597.7
Disposals	(1.7)	(14.6)	(4.8)	(0.1)	(1.1)	—	—	(22.3)

Balance at 31 March 2012	365.4	1,741.1	19.7	14.5	21.7	35.1	136.4	2,333.9

Notes (continued)

19	Property, plant and equipment (continued)

	Land and Buildings	Plant and Equipment	Vehicles	Computers	Fixtures & Fittings	Leased Assets	Under Construction	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Depreciation and impairment
Balance at 1 April 2009	34.6	71.4	0.8	3.1	7.3	3.1	—	120.3
Depreciation charge for the period	12.7	212.0	0.4	2.0	6.0	4.0	—	237.1
Disposals	(6.1)	(13.0)	(0.3)	(1.2)	(1.0)	—	—	(21.6)

Balance at 31 March 2010	41.2	270.4	0.9	3.9	12.3	7.1	—	335.8

Balance at 1 April 2010	41.2	270.4	0.9	3.9	12.3	7.1	—	335.8
Depreciation charge for the period	11.0	220.2	2.0	1.0	4.5	4.1	—	242.8
Disposals	(3.6)	(39.7)	(0.4)	(2.6)	(4.6)	—	—	(50.9)

Balance at 31 March 2011	48.6	450.9	2.5	2.3	12.2	11.2	—	527.7

Balance at 1 April 2011	48.6	450.9	2.5	2.3	12.2	11.2	—	527.7
Depreciation charge for the period	9.5	212.3	3.6	1.1	3.6	4.0	—	234.1
Disposals	—	(10.9)	(1.8)	(0.1)	(1.0)	—	—	(13.8)

Balance at 31 March 2012	58.1	652.3	4.3	3.3	14.8	15.2	—	748.0

Notes (continued)

19	Property, plant and equipment (continued)

	Land and Buildings	Plant and Equipment	Vehicles	Computers	Fixtures & Fittings	Leased Assets	Under Construction	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Net book value
At 31 March 2010	293.4	872.5	0.6	7.9	5.1	28.0	28.7	1,236.2

At 31 March 2011	288.4	813.6	8.1	9.1	4.7	23.9	83.0	1,230.8

At 31 March 2012	307.3	1,088.8	15.4	11.2	6.9	19.9	136.4	1,585.9

The group had £113.9 million of freehold land at the end of all 3 periods. This land is not depreciated.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

20	Intangible assets

	Software	Patents and technological know-how	Customer related	Intellectual property rights and other intangibles	Product development in progress	Capitalised product development	Total
	£m	£m	£m	£m	£m	£m	£m
Cost
Balance at 1 April 2009	24.0	147.0	88.7	618.3	367.4	73.7	1,319.1
Other additions – internally developed	47.6	—	—	—	122.2	301.2	471.0
Other additions – externally purchased	14.2	—	—	—	—	—	14.2
Disposals	(2.9)	—	—	—	—	—	(2.9)

Balance at 31 March 2010	82.9	147.0	88.7	618.3	489.6	374.9	1,801.4

Balance at 1 April 2010	82.9	147.0	88.7	618.3	489.6	374.9	1,801.4
Other additions – externally purchased	42.3	—	—	—	—	—	42.3
Other additions – internally developed	—	—	—	—	457.7	124.2	581.9
Disposals	(4.7)	—	—	—	—	—	(4.7)

Balance at 31 March 2011	120.5	147.0	88.7	618.3	947.3	499.1	2,420.9

Balance at 1 April 2011	120.5	147.0	88.7	618.3	947.3	499.1	2,420.9
Other additions – externally purchased	63.1 *	—	—	—	—	—	63.1
Other additions – internally developed	—	—	—	—	344.8	479.9	824.7
Disposals	(1.0)	—	—	—	—	—	(1.0)

Balance at 31 March 2012	182.6	147.0	88.7	618.3	1,292.1	979.0	3,307.7

*	included within £63.1 million is £27.4 million (2011: £3.5 million, 2010: nil) of work in progress software.

Notes (continued)

20	Intangible assets (continued)

	Software	Patents and technological know-how	Customer related	Intellectual property rights other intangibles	Product development in progress	Capitalised product development	Total
	£m	£m	£m	£m	£m	£m	£m
Amortisation and impairment
Balance at 1 April 2009	4.0	12.8	30.4	—	—	2.6	49.8
Amortisation for the year	7.3	16.6	3.0	—	—	52.4	79.3
Disposals	(3.7)	—	—	—	—	—	(3.7)

Balance at 31 March 2010	7.6	29.4	33.4	—	—	55.0	125.4

Balance at 1 April 2010	7.6	29.4	33.4	—	—	55.0	125.4
Amortisation for the year	38.2	12.3	3.0	—	—	100.0	153.5
Disposals	(2.6)	—	—	—	—	—	(2.6)

Balance at 31 March 2011	43.2	41.7	36.4	—	—	155.0	276.3

Balance at 1 April 2011	43.2	41.7	36.4	—	—	155.0	276.3
Amortisation for the year	32.8	12.3	3.0	—	—	183.3	231.4
Disposals	(1.0)	—	—	—	—	—	(1.0)

Balance at 31 March 2012	75.0	54.0	39.4	—	—	338.3	506.7

Net book value
At 31 March 2010	75.3	117.6	55.3	618.3	489.6	319.9	1,676.0

At 31 March 2011	77.3	105.3	52.3	618.3	947.3	344.1	2,144.6

At 31 March 2012	107.6	93.0	49.3	618.3	1,292.1	640.7	2,801.0

Notes (continued)

20	Intangible assets (continued)

Impairment testing

The directors are of the view that there is a single cash generating unit. The intellectual property rights are deemed to have an indefinite useful life on the basis of the expected longevity of the brand names.

The recoverable amount of the cash generating unit has been calculated with reference to its value in use. The key features of this calculation are shown below:

	2012	2011	2010

Period on which management approved forecasts are based	4 years	5 years	5 years
Growth rate applied beyond approved forecast period	0%	0%	0%
Pre-tax discount rate	10.8%	12.4%	10.9%

The growth rates used in the value in use calculation reflect those inherent within the Business Plan, approved by the Board through to 2015/6. The cash flows are then extrapolated into perpetuity assuming a zero growth rate.

No reasonable change in any of the key assumptions would cause the recoverable amount calculated above to be less than the carrying value of the assets of the cash generating unit.

Notes (continued)

21	Other financial liabilities

	2012	2011	2010
Current	£m	£m	£m
Finance lease obligations	4.7	5.2	5.5
Interest accrued	46.5	1.1	1.8
Financial instruments	107.8	5.2	0.5
Liability for vehicles sold under a repurchase arrangement	153.7	121.4	134.5

	312.7	132.9	142.3

Non-Current
Finance lease obligations	15.1	18.7	22.5
Other payables	24.1	1.7	6.8
Long term derivatives	33.3	—	—

	72.5	20.4	29.3

22	Other liabilities

	2012	2011	2010
Current	£m	£m	£m
Liabilities for advances received	191.2	162.8	153.9
VAT	346.1	178.6	123.5
Others	22.0	18.8	17.7

	559.3	360.2	295.1

Non-current
Deferred revenue	4.8	—	—

	4.8	—	—

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

23	Deferred tax assets and liabilities

Significant components of deferred tax asset and liability for the year ended March 2012:

	Opening balance	Recognised in net income	Recognised in other comprehensive income	Closing balance
Deferred tax assets
Property, plant & equipment	223.8	(78.8)	—	145.0
Expenses deductible in future years:
Provisions, allowances for doubtful receivables	104.9	31.2	—	136.1
Derivative financial instruments	—	9.7	8.6	18.3
Retirement benefits	48.8	(107.8)	159.0	100.0
Unrealised profit in inventory	43.4	33.8	—	77.2
Tax loss	0.2	613.8	—	614.0

Total deferred tax asset	421.1	501.9	167.6	1,090.6

Deferred tax liabilities

Property, plant & equipment	1.5	3.1	—	4.6
Intangible assets	275.1	269.3	—	544.4
Derivative financial instruments	11.6	(3.3)	(5.3)	3.0
Overseas unremitted earnings	22.3	43.0	—	65.3

Total deferred tax liability	310.5	312.1	(5.3)	617.3

Held as deferred tax asset	112.2	188.7	172.9	473.8
Held as deferred tax liability	(1.6)	1.1		(0.5)

In FY12, the company recognised all previously unrecognised unused tax losses and other temporary differences in the JLR business in the UK (£505..3 million) in light of the planned consolidation of the UK manufacturing business in FY13 and business forecasts showing continuing profitability. Accordingly, £149.5 million of previously unrecognised deductible temporary differences has been utilised to reduce current tax expense and previously unrecognized deferred tax benefit of £232.6 million and £123.2 million has been recognized in the statements of income and other comprehensive income respectively in FY12.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

23	Deferred tax assets and liabilities (continued)

Significant components of deferred tax asset and liability for the year ended March 2011:

	Opening balance	Recognised in net income	Recognised in other comprehensive income	Closing balance
Deferred tax assets
Property, plant & equipment	179.1	44.7	—	223.8
Expenses deductible in future years:
Provisions, allowances for doubtful receivables	39.9	65.0	—	104.9
Retirement benefits	46.9	(5.8)	7.7	48.8
Unrealised profit in inventory	8.6	34.8	—	43.4
Others	23.1	(22.9)	—	0.2

Total deferred tax asset	297.6	115.8	7.7	421.1

Deferred tax liabilities

Property, plant & equipment	—	1.5	—	1.5
Intangible assets	253.8	21.3	—	275.1
Derivative financial instruments	—	3.9	7.7	11.6
Overseas unremitted earnings	—	22.3	—	22.3

Total deferred tax liability	253.8	49.0	7.7	310.5

Held as deferred tax asset	45.4	66.8	—	112.2
Held as deferred tax liability	(1.6)	—	—	(1.6)

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

23	Deferred tax assets and liabilities (continued)

Significant components of deferred tax asset and liability for the year ended March 2010:

	Opening balance	Recognised in net income	Closing balance
Deferred tax assets
Property, plant & equipment	117.5	61.6	179.1
Expenses deductible in future years:
Provisions, allowances for doubtful receivables	12.6	27.3	39.9
Retirement benefits	—	46.9	46.9
Unrealised profit in inventory	—	8.6	8.6
Others	4.1	19.0	23.1

Total deferred tax asset	134.2	163.4	297.6

Deferred tax liabilities

Intangible assets	102.6	151.2	253.8

Total deferred tax liability	102.6	151.2	253.8

Held as deferred tax asset	31.6	13.8	45.4
Held as deferred tax liability	—	(1.6)	(1.6)

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

24	Provisions

	2012	2011	2010
	£m	£m	£m
Current
Product warranty	261.1	226.3	270.7
Product liability	16.2	19.1	30.6
Provisions for residual risk	2.2	0.9	1.9

Total current	279.5	246.3	303.2

Non current
Defined benefit obligations	326.9	290.5	101.4
Other employee benefits obligations	2.2	1.0	1.3
Product warranty	308.1	276.8	205.7
Provision for residual risk	13.9	6.1	13.9
Provision for environmental liability	20.2	18.3	18.8

Total non-current	671.3	592.7	341.1

Product warranty

	2012	2011	2010
	£m	£m	£m

Opening balance	503.1	476.4	531.9
Provision made during the year	371.5	332.4	246.6
Provision used during the year	(298.5)	(305.8)	(301.3)
Impact of discounting	(6.9)	0.1	(0.8)

Closing balance	569.2	503.1	476.4

Product liability

	2012	2011	2010
	£m	£m	£m

Opening balance	19.1	30.6	24.7
Provision made during the year	17.2	6.8	11.1
Provision used during the year	(20.1)	(18.3)	(5.2)

Closing balance	16.2	19.1	30.6

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

24	Provisions (continued)

Residual risk

	2012	2011	2010
	£m	£m	£m

Opening balance	7.0	15.8	95.4
Provision made during the year	9.1	22.5	—
Provision used during the year	—	(31.3)	(15.2)
Unused amounts released in the year	—	—	(64.4)

Closing balance	16.1	7.0	15.8

Environmental liability

	2012	2011	2010
	£m	£m	£m

Opening balance	18.3	18.8	20.8
Provision made during the year	2.6	—	—
Provision used during the year	(0.7)	(0.5)	(0.2)
Unused amount released in the year	—	—	(1.8)

Closing balance	20.2	18.3	18.8

Warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year of up to four years after purchase, dependent on the market in which the purchase occurred. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The warranty provision was previously presented with the impact of inflation included in the discounting rate.

A change in accounting estimate increased warranty provisions in the year by nil (2011:£9.2 million, 2010:nil)

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on a leasing arrangement. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

25	Accounts payable

	2012	2011	2010
	£m	£m	£m

Trade payables	2,272.0	1,627.4	1,442.5
Liabilities to employees	87.4	75.5	54.1
Liabilities for expenses	856.3	615.0	400.0
Capital creditors	69.0	66.9	—
Others	—	—	34.6

	3,284.7	2,384.8	1,931.2

26	Interest bearing loans and borrowings

	2012	2011	2010
	£m	£m	£m

EURO MTF listed bond	1,484.4	—	—
Loans from banks	332.6	789.5	1,221.9
Redeemable preference shares classified as debt	157.1	157.1	1,795.5
Other loans	—	434.9	13.0
Finance lease liabilities	19.8	23.9	28.0

	1,993.9	1,405.4	3,058.4

Less:
Current bank loan	(332.4)	(428.5)	(892.9)
Current other loans	(157.3)	(434.9)	(12.0)

Short term borrowings	(489.7)	(863.4)	(904.9)
Current portion of finance lease liabilities	(4.7)	(5.2)	(5.5)

Long term debt	1,499.5	536.8	2,148.0

Held as long term debt	1,484.4	518.1	2,125.5
Held as long term finance leases	15.1	18.7	22.5

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

26	Interest bearing loans and borrowings (continued)

	2012	2011	2010
	£m	£m	£m

Short term borrowings:
Bank loan	332.6	428.5	892.9
Redeemable preference shares classified as debt	157.1	—	—
Loans from parent	—	434.9	12.0

Short term borrowings	489.7	863.4	904.9

Long term borrowings:
Bank loan	—	361.0	329.0
Redeemable preference shares classified as debt	—	157.1	1,795.5
Other loans	—	—	1.0
EURO MTF listed debt	1,484.4	—	—

Long term debt	1,484.4	518.1	2,125.5

Certain loans from banks availed by some of the subsidiary companies carry covenants placing certain restrictions on repayment of intra group loans and payments of dividends.

EURO MTF listed debt

On 19 May 2011 and 27 March 2012 the company issued £1,000 million and £500 million (respectively) of listed bonds. The bonds are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

The bonds are fixed rate with £1,000 million denominated in GBP and £500 million denominated in USD with maturity dates between 2018 and 2021.

The bond funds raised were used to repay both long and short term debt and provide additional cash facilities for the group. Further information relating to the bond may be found in the borrowings and description of indebtedness section within the management discussion and analysis to the front of these financial statements.

Preference shares classified as debt

The holders of the preference shares are entitled to be paid out of the profits available for distribution of the company in each financial year a fixed non-cumulative preferential dividend of 7.25% per annum. The preference share dividend is payable in priority to any payment to the holders of other classes of capital stock.

On a return of capital on liquidation or otherwise, the assets of the company available for distribution shall be applied first to holders of preference shares the sum of £1 per share together with a sum equal to any arrears and accruals of preference dividend.

The company may redeem the preference shares at any time, but must do so, not later than ten years after the date of issue. The holders may demand repayment with one month’s notice at any time. On redemption, the company shall pay £1 per preference share and a sum equal to any arrears or accruals of preference dividend.

Preference shares contain no right to vote upon any resolution at any general meeting of the company.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

26	Interest bearing loans and borrowings (continued)

The contractual cash flows of interest bearing debt and borrowings as of 31 March 2012 are set out below, including estimated interest payments and excluding the effect of netting agreements. The analysis assumes the annual coupon rate of 7.25% will be paid on the preference shares each year and the debt will be repaid at the maturity date.

	2012	2011	2010
	£m	£m	£m
Due in
1 year or less	474.1	898.7	927.2
2nd and 3rd years	267.8	213.8	21.4
4th and 5th years	267.8	149.0	250.6
More than 5 years	2,022.8	298.3	1,983.4

	3,032.5	1,559.8	3,182.6

27	Capital and reserves

	2012	2011	2010
	£m	£m	£m
Allotted, called up and fully paid
Nil (2011:Nil, 2010:1,001,284,322) Ordinary shares of USD $1 each	—	—	644.6
Nil (2011:Nil, 2010:27,222,877) 7.25% non-cumulative preference shares of USD $100	—	—	1,795.5
1,500,642,163 (2010:Nil) Ordinary shares of £1 each	1,500.6	1,500.6	—
157,052,620 (2010:Nil) 7.25% Preference shares of £1 each	157.1	157.1	—

	1,657.7	1,657.7	2,440.1

Held as equity	1,500.6	1,500.6	644.6
Held as debt	157.1	157.1	1,795.5

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company.

Preference shares contain no right to vote upon any resolution at any general meeting of the company.

Movements in share capital of the company

In May 2010, £47.8 million of USD preference shares were cancelled.

In November 2010, $298 million of preference shares were converted to short term debt.

In March 2011, the USD ordinary shares and the USD preference shares were converted to GBP ordinary shares and preference shares. The total share capital was reduced and a capital redemption reserve of £166.7 million was created. £250 million of the new preference shares were converted into short-term debt.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

28	Other reserves

The movement of other reserves is as follows:

	Translation reserve	Hedging reserve	Pension reserve	Profit & loss reserve	Total reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2011	(383.3)	21.8	(535.2)	704.8	(191.9)
Net profit for the year	—	—	—	1,481.1	1,481.1
Foreign currency translation	—	—	—	—	—
Movements in employee benefit plan	—	—	(149.9)	—	(149.9)
Cash flow hedges booked in equity	—	(35.6)	—	—	(35.6)
Cash flow hedges moved from equity and recognised in the income statement	—	(19.7)	—	—	(19.7)
Tax booked through other comprehensive income	—	8.5	159.0	—	172.9
Tax impact of items reclassified from other comprehensive income	—	5.4	—	—

Balance at 31 March 2012	(383.3)	(19.6)	(526.1)	2,185.9	1,256.9

	Translation reserve	Hedging reserve	Pension Reserve	Profit & loss reserve	Total reserves/ accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2010	(506.7)	—	(221.8)	(378.9)	(1,107.4)
Net profit for the year	—	—	—	1,035.9	1,035.9
Foreign currency translation	123.4	—	—	—	123.4
Movements in employee benefit plan	—	—	(321.1)	—	(321.1)
Cash flow hedges	—	29.5	—	—	29.5
Cancellation of preference shares	—	—	—	47.8	47.8
Tax booked through other comprehensive income	—	(7.7)	7.7	—	—

Balance at 31 March 2011	(383.3)	21.8	(535.2)	704.8	(191.9)

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

28	Other reserves (continued)

	Translation reserve	Hedging reserve	Pension Reserve	Accumulated deficit: profit & loss reserve	Total Reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2009	(607.5)	—	(200.5)	(402.4)	(1,210.4)
Net profit for the year	—	—	—	23.5	23.5
Foreign currency translation	100.8	—	—	—	100.8
Movements in employee benefit plan	—	—	(21.3)	—	(21.3)

Balance at 31 March 2010	(506.7)	—	(221.8)	(378.9)	(1,107.4)

The movement in capital redemption reserve is as follows:

	2012	2011	2010
	£m	£m	£m

Balance at beginning of year	166.7	—	—
Created in the year on cancellation of share capital	—	166.7	—

Balance at end of year	166.7	166.7	—

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

29	Dividends

During 2012, 2011 and 2010, no dividends were paid or proposed on the ordinary shares. £11.4 million has been accrued on the preference shares (2011 and 2010: Nil).

30	Employee benefits

Jaguar Cars Ltd and Land Rover UK, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited and Land Rover, UK.

Change in defined benefit obligation

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Defined benefit obligation, beginning of the year	4,300.1	3,871.3	3,045.1
Service cost	102.3	106.4	63.4
Interest cost	239.8	216.1	205.3
Actuarial loss	366.5	226.3	647.3
Benefits paid	(113.5)	(128.6)	(109.0)
Member contributions	6.8	6.6	19.5
Prior service costs	14.8	5.0	—
Other adjustments	(0.2)	(1.4)	(0.3)
Foreign currency translation	(0.7)	(1.6)	—

Defined benefit obligation, at end of year	4,915.9	4,300.1	3,871.3

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

30	Employee benefits (continued)

Change in plan assets

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Fair value of plan assets at beginning of the year	4,172.0	3,806.5	3,109.0
Expected return on plan assets	240.2	241.6	173.6
Actuarial gain being actual return on assets differing from expected return on assets	171.2	30.5	562.2
Employer’s contributions	230.6	218.3	52.5
Members contributions	6.8	6.6	19.5
Benefits paid	(113.5)	(128.6)	(109.0)
Plan combinations	—	(1.4)	—
Foreign currency translation	(0.3)	(1.5)	(1.3)
Other adjustment	(0.1)	—	—

Fair value of plan assets at end of year	4,706.9	4,172.0	3,806.5

Amount recognised in the balance sheet consist of

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Present value of unfunded defined benefit obligations	(1.3)	(1.1)	(1.6)
Present value of funded defined benefit obligations	(4,914.6)	(4,299.0)	(3,869.7)
Fair value of plan assets	4,706.9	4,172.0	3,806.5
Restriction of pension asset (as per IFRIC 14)	(28.0)	(33.7)	(2.9)
Onerous obligation	(88.0)	(127.8)	(33.3)

Net liability	(325.0)	(289.6)	(101.0)

Non-current assets	1.9	0.9	0.4
Non-current liabilities	(326.9)	(290.5)	(101.4)

Total net liability	(325.0)	(289.6)	(101.0)

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

30	Employee benefits (continued)

Experience adjustments

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010	Year ended 31 March 2009
	£m	£m	£m	£m

Present value of defined benefit obligation	(4,915.9)	(4,300.1)	(3,871.3)	(3,045.1)
Fair value of plan assets	4,706.9	4,172.0	3,806.5	3,109.0
Surplus/ (deficit)	(209.0)	(128.1)	(64.8)	63.9
Experience adjustments on plan liabilities (as a percentage of plan liabilities)	74.9 / 1.6%	97.5 / 2.0%	(170.5) / (4.0% )	33.2 / (1.1%	)
Experience adjustments on plan assets (as a percentage of plan assets)	170.8 / 3.6%	30.5 / 0.7%	562.2 / 14.8%	673.1 / (21.6%	)

Amount recognised in other comprehensive income

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Actuarial loss	(195.3)	(195.8)	(85.1)
Change in restriction of pension asset (as per IFRIC 14)	5.6	(30.8)	37.1
Change in onerous obligation	39.8	(94.5)	26.7

	(149.9)	(321.1)	(21.3)

Net pension and post retirement cost consists of the following components

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Current service cost	102.3	106.4	63.4
Prior service cost	14.8	5.0	—
Interest cost	239.8	216.1	205.3
Expected return on plan assets	(240.2)	(241.6)	(173.6)

Net periodic pension cost	116.7	85.9	95.1

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

30	Employee benefits (continued)

The assumptions used in accounting for the pension plans are set out below:

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m
Discount rate	5.1%	5.5%	5.5%
Rate of increase in compensation level of covered employees	3.8%	3.9%	4.0%
Inflation increase	3.3%	3.4%	3.5%
Expected rate of return on plan assets	4.8%	6.2%	6.5%

For the valuation at 31 March 2012 and 2011, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There is an allowance for future improvements in line with the CMI (2011) projections and an allowance for long term improvements of 1.25% (2011: 1.00%) per annum

For the valuations at 31 March 2010, the mortality assumptions used are “92 series” base table (based on a year of use of 2009), with medium cohort improvements applied from 2005, and an underpin to future mortality improvements of 1% p.a. for males and 0.5% for females. In addition there is a scaling factor of 135% (males and females) for the Jaguar Pension Plan and Land Rover Pension Scheme, and 110% (males) / 115% (females) for the Jaguar Executive Pension Plan.

Changes in the mortality assumptions used in FY12 compared to FY11 have increased the liability by £47.0 million (2011: £283.7 million, 2010: Nil).

Pension plans asset allocation by category is as follows:

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	%	%	%

Asset category
Debt	64	62	47
Equities	22	29	51
Others	14	9	2

The expected return on assets assumptions are derived by considering the expected long-term rates of return on plan investments. The overall rate of return is a weighted average of the expected returns of the individual investments made in the group plans. The long-term rates of return on equities are derived from considering current risk free rates of return with the addition of an appropriate future risk premium from an analysis of historic returns in various countries. The long-term rates of return on bonds are set in line with market yields currently available at the statement of financial position date.

The expected net periodic pension cost for FY13 is £146.6 million. The group expects to contribute £44.1 million to its plans in FY13.

Defined contribution plan

The group’s contribution to defined contribution plans aggregated £10.8 million, (2011: £3.4 million, 2010: £0.2 million).

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

31	Commitments and contingencies

In the normal course, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £9.9 million (2011: £10.8 million, 2010: £29.7 million) which management have not recognised as they are not considered probable.

Other claims

There are other claims against the group, the majority of which pertains to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

The Group has not provided £1.9 million (2011: £1.3 million, 2010: £3.0 million) for tax matters in dispute as it is not considered probable that these will be settled in an adverse position for the Group.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £545.2 million (2011: £451.5 million, 2010: £216.3 million) and nil (2011: £3.5 million, 2010: nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £865.8 million (2011: £689.0 million, 2010: £431.0 million) to purchase minimum or fixed quantities of material.

For commitments related to leases, see note 34.

Inventory of £68.6 million (2011: £66.7 million, 2010: £94.4 million) and trade receivables with a carrying amount of £142.9 million (2011: £268.9, 2010: £296.8 million) and property, plant and equipment with a carrying amount of nil (2011: £463.4 million, 2010 £714.8) and restricted cash with a carrying amount of £131.4 million (2011 and 2010: Nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £6.9 million, of which £2.8 million are to HMRC.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

32	Capital management

The group’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the group.

The group determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The group’s policy is aimed at combination of short-term and long-term borrowings.

The group monitors the capital structure on basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the group.

Total debt includes all long and short-term debts and finance lease payables. Equity comprises all components.

The following table summarises the capital of the group:

	2012	2011	2010
	£m	£m	£m

Equity	2,924.2	1,475.4	(462.8)
Short term debt	494.4	868.6	910.4
Long term debt	1,499.5	536.8	2,148.0

Total debt	1,993.9	1,405.4	3,058.4

Total capital (debt and equity)	4,918.1	2,880.8	2,595.6

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial instruments

This section gives an overview of the significance of financial instruments for the group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

(a)	Financial assets and liabilities

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2012:

Financial assets

	Cash and receivables	Derivatives in cash flow hedging relationship	Derivatives not hedge accounted	Total carrying value	Total fair value
	£m			£m	£m

Cash and cash equivalents	2,430.4	—	—	2,430.4	2,430.4
Trade receivables	662.2	—	—	662.2	662.2
Other financial assets – current	134.4	47.6	0.8	182.8	182.8
Other financial assets – non-current	83.6	23.1	0.2	106.9	106.9

	3,310.6	70.7	1.0	3,382.3	3,382.3

Financial liabilities

	Other financial liabilities	Derivatives in cash flow hedging relationship	Derivatives not hedge accounted	Total carrying value	Total fair value
	£m	£m	£m	£m	£m

Accounts payable	3,284.7	—	—	3,284.7	3,284.7
Short-term debt	489.7	—	—	489.7	489.7
Long-term debt	1,484.4	—	—	1,484.4	1,534.0
Other financial liabilities – current	204.9	85.0	22.8	312.7	312.7
Other financial liabilities – non-current	39.2	11.4	21.9	72.5	72.5

	5,502.9	96.4	44.7	5,644.0	5,693.6

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2011:

Financial assets

	Cash and receivables	Derivatives in cash flow hedging relationship	Derivatives not hedge accounted	Total carrying value	Total fair value
	£m			£m	£m

Cash and cash equivalents	1,028.3	—	—	1,028.3	1,028.3
Trade receivables	567.2	—	—	567.2	567.2
Other financial assets – current	11.9	34.7	14.9	61.5	61.5
Other financial assets – non-current	68.5	—	—	68.5	68.5

	1,675.9	34.7	14.9	1,725.5	1,725.5

Financial liabilities

	Other financial liabilities	Derivatives in cash flow hedging relationship	Total carrying value	Total fair value
	£m		£m	£m

Accounts payable	2,384.8	—	2,384.8	2,384.8
Short-term debt	863.4	—	863.4	863.4
Long-term debt	518.1	—	518.1	520.3
Other financial liabilities – current	127.7	5.2	132.9	132.9
Other financial liabilities – non-current	20.4	—	20.4	20.4

	3,914.4	5.2	3,919.6	3,921.8

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2010:

Financial assets

	Cash and receivables	Total carrying value	Total fair value
	£m	£m	£m

Cash and cash equivalents	679.9	679.9	679.9
Trade receivables	669.4	669.4	669.4
Other financial assets – current	20.1	20.1	20.1
Other financial assets – non-current	73.3	73.3	73.3

	1,442.7	1,442.7	1,442.7

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

Financial liabilities

	Other financial liabilities	Total carrying value	Total fair value
	£m	£m	£m

Accounts payable	1,931.2	1,931.2	1,931.2
Short-term debt	904.9	904.9	904.9
Long-term debt	2,125.5	2,125.5	2,125.5
Other financial liabilities – current	142.3	142.3	142.3
Other financial liabilities – non-current	29.3	29.3	29.3

	5,133.2	5,133.2	5,133.2

Fair value hierarchy

Financial instruments carried at fair value are required to be measured by reference to the following levels.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category mainly includes quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

All financial instruments held at fair value are valued using Level 2 valuation techniques.

The short term financial assets and liabilities, except for derivative instruments, are stated at amortised cost which is approximately equal to their fair value.

The fair value of the long term debt is calculated using the 31 March 2012 closing price on the Euro MTF market for the unsecured listed bonds

Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the group could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2012, 31 March 2011 and 31 March 2010 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

(b)	Cash flow hedging

As of 31 March 2012, the group has taken out a number of cash flow hedging instruments. The group uses USD/GBP forward and option contracts, USD/Euro forward contracts and other currency options to hedge future cash flows from sales and purchases. Cash flow hedges are expected to be recognised in profit or loss during the years ending 31 March 2013 to 2015.

The group also has a number of USD/Euro options which are entered into as an economic hedge of the financial risks of the group. These contracts do not meet the hedge accounting criteria of IAS 39, so the change in fair value is recognised immediately in the income statement.

The time value of options is considered ineffective in the hedge relationship and the change in fair value is recognised immediately in the income statement.

As at March 31, 2010, there are no designated cash flow hedges.

As per its risk management policy, the group uses foreign currency forward contracts to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast sales transactions. The fair value of such forward contracts as of 31 March 2012 was a liability of £25.6 million (2011: asset of £29.5 million, 2010: nil).

Changes in fair value of forward exchange contracts to the extent determined to be an effective hedge is recognised in the statement of other comprehensive income and the ineffective portion of the fair value change is recognised in income statement. Accordingly, the fair value change of net loss £35.6 million (2011: gain of £42.7 million, 2010: nil) was recognised in other comprehensive income.

(c)	Financial risk management

In the course of its business, the group is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The group has a risk management policy which not only covers the foreign exchange risks but also the risks associated with the financial assets and liabilities like interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to:

Create a stable business planning environment – by reducing the impact of currency and interest rate fluctuations to the group’s business plan.

Achieve greater predictability to earnings – by determining the financial value of the expected earnings in advance.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

(d)	Market risk

Market risk is the risk of any loss in future earnings in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

(e)	Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may have potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated cash flow statement and the consolidated statement of changes in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the group operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US dollar, Chinese yuan, Japanese yen and euro against the functional currency of the group.

The group, as per its risk management policy, uses derivative instruments primarily to hedge foreign exchange exposure. Any weakening of the functional currency may impact the group’s cost of imports and cost of borrowings.

The group evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in line with its risk management policies.

The following table set forth information relating to foreign currency exposure below as of 31 March 2012:

	US Dollar	Chinese Yuan	Euro	JPY	*Others	Total
	£m	£m	£m	£m	£m	£m

Financial assets	263.2	584.8	231.1	31.8	227.9	1,333.6
Financial liabilities	(862.3)	(370.0)	(923.0)	(105.8)	(198.0)	(2,453.9)

Net exposure asset/ (liability)	(599.1)	214.8	(691.9)	(74.0)	29.9	1,120.3

*	Others include Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht, Korean won etc.

10% appreciation/ depreciation of the Euro, USD, Yen and Chinese Yuan would result in an increase/ decrease in the group’s net profit before tax and net assets by approximately £69.2 million, £59.9 million, £7.4 million and £21.5 million respectively for FY12.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

(e)	Foreign currency exchange rate risk (continued)

The following table set forth information relating to foreign currency exposure below as of 31 March 2011:

	US Dollar	Chinese Yuan	Euro	JPY	*Others	Total
	£m	£m	£m	£m	£m	£m

Financial assets	206.3	279.3	209.7	40.3	364.9	1,100.5
Financial liabilities	(256.7)	(281.9)	(321.8)	(16.5)	(328.7)	(1,205.6)

Net exposure asset/ (liability)	(50.4)	(2.6)	(112.1)	23.8	36.2	(105.1)

*	Others include Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht, Korean won etc.

10% appreciation/ depreciation of the Euro, USD, Yen and Chinese Yuan would result in an increase/ decrease in the group’s net profit before tax and net assets by approximately £10.2 million, £4.6 million, £2.2 million and £0.2 million respectively for FY11.

The following table set forth information relating to foreign currency exposure below as of 31 March 2010:

	US Dollar	Euro	JPY	Russian Rouble	*Others	Total
	£m	£m	£m	£m	£m	£m

Financial assets	280.7	150.8	23.4	25.1	164.4	644.4
Financial liabilities	(2,074.9)	(452.5)	(62.7)	(5.9)	(61.1)	(2,657.1)

Net exposure asset / (liability)	(1,794.2)	(301.7)	(39.3)	19.2	103.3	(2,012.7)

*	Others include Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Chinese Yuan, Thai baht, Korean won etc.

10% appreciation/ depreciation of the Euro, USD and Yen would result in an increase/ decrease in the group’s net profit before tax and net assets by approximately £30.2 million, £179.4 million and £3.9 million respectively for the year ended 31 March 2010.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

(f)	Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the cash flows as well as costs.

The group is subject to variable interest rates on some of its interest bearing liabilities. The group’s interest rate exposure is mainly related to debt obligations. The group also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like non-convertible bonds and short term loans.

The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. Although some assets and liabilities may have similar maturities or periods to re-pricing, these may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may change with a lag.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year end balances are not necessarily representative of the average debt outstanding during the year.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

As of 31 March 2012 net financial liability of £335.9 million (2011: £451.3 million, 2010: £945.4 million) was subject to the variable interest rate. Increase / decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £3.4 million (2011: £4.5 million, 2010: £8.0 million) in the consolidated income statement.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

(g) Liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due.

The group’s policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund on-going operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the group is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

	31 March 2012
	Carrying amount	Contractual cash flows	1 year or less	1 to <2years	2 to <5years	5years and over
	£m	£m	£m	£m	£m	£m
Financial liabilities
Long term debt and preference shares	1,641.5	2,692.3	133.9	133.9	401.7	2,022.8
Short-term borrowings	332.6	340.1	340.1	—	—	—
Finance lease liabilities	19.8	22.6	5.4	5.4	11.8	—
Other financial liabilities	224.3	224.3	200.2	24.1	—	—
Accounts payable	3,284.7	3,284.7	3,284.7	—	—	—
Derivative instruments	141.1	141.1	107.8	24.5	8.8	—

	5,644.0	6,705.1	4,072.1	187.9	422.3	2,022.8

	31 March 2011
	Carrying amount	Contractual cash flows	1 year or less	1 to <2years	2 to <5years	5years and over
	£m	£m	£m	£m	£m	£m
Financial liabilities
Long term bank loans and preference shares	518.1	686.5	25.4	213.8	149.0	298.3
Short-term borrowings	863.4	873.4	873.4	—	—	—
Finance lease liabilities	23.9	27.6	5.2	5.3	13.6	3.5
Other financial liabilities	124.2	124.2	122.5	1.7	—	—
Accounts payable	2,384.8	2,384.8	2,384.8	—	—	—
Derivative instruments	5.2	5.2	5.2	—	—	—

	3,919.6	4,101.7	3,416.5	220.8	162.6	301.8

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

(g) Liquidity risk (continued)

	31 March 2010
	Carrying amount	Contractual cash flows	1 year or less	1 to <2years	2 to <5years	5years and over
	£m	£m	£m	£m	£m	£m
Financial liabilities
Secured bank loans	1,221.9	1,341.0	871.6	15.2	273.6	180.6
Unsecured bank facility	13.0	13.0	12.0	1.0	—	—

	1,234.9	1,354.0	883.6	16.2	273.6	180.6

Finance lease liabilities	28.0	33.1	5.5	5.2	15.2	7.2
Redeemable preference shares classified as debt	1,795.5	1,795.5	—	—	—	1,795.5
Other financial liabilities	143.6	143.6	136.8	6.8	—	—
Accounts payable	1,931.2	1,931.2	1,931.2	—	—	—

	5,133.2	5,257.4	2,957.1	28.2	288.8	1,983.3

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

(h)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks

Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables and trade receivables. None of the financial instruments of the group result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was £3,310.6 million (2011: £1,675.9 million , 2010: £1,442.7 million, 2009: £612.9 million), being the total of the carrying amount of financial assets excluding unquoted equity investments.

Financial assets

None of the group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at 31 March 2012, that defaults in payment obligations will occur.

	2012 Gross	2012 Impairment
	£m	£m

Not yet due	612.2	—
Overdue < 3 months	47.5	—
Overdue >3<6 months	5.4	2.9
Overdue >6 months	10.3	10.3

	675.4	13.2

Included within trade receivables is £142.9 million of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability is in short term borrowings.

None of the group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at 31 March 2011, that defaults in payment obligations will occur.

	2011 Gross	2011 Impairment
	£m	£m

Not yet due	531.9	—
Overdue < 3 months	34.5	—
Overdue >3<6 months	—	—
Overdue >6 months	10.9	10.1

	577.3	10.1

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

33	Financial Instruments (continued)

(h)	Credit risk (continued)

Included within trade receivables is £268.9 million of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability is in short term borrowings.

None of the group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at 31 March 2010, that defaults in payment obligations will occur.

	2010 Gross	2010 Impairment
	£m	£m

Not yet due	600.6	0.8
Overdue < 3 months	60.8	0.2
Overdue >3<6 months	21.3	14.8
Overdue >6 months	3.0	0.5

	685.7	16.3

Included within trade receivables is £296.8 million of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability is in short term borrowings.

Derivative financial instruments and risk management

The group risk management policy allows the use of currency and interest derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates. To the extent possible under IAS 39, these instruments are hedge accounted under that Standard.

The loss on hedged derivative contracts recognised in equity was £35.6 million (2011: gain of £42.7 million, 2010: nil)). The loss on derivative contracts not eligible for hedging and recognised in the consolidated income statement was £58.6 million (2011: £1.1 million, 2010: nil).

A 10% depreciation/appreciation of the foreign currency underlying such contracts would have resulted in an approximate additional gain/loss of £5.5 million (2011:£3.0 million. 2010: nil) in equity and a loss/gain of £2.4 million (2011: £0.1 million, 2010: nil) in the consolidated income statement.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

34	Leases

Non-cancellable operating lease rentals are payable as follows:

	2012	2011	2010
	£m	£m	£m

Less than one year	9.1	10.5	7.8
Between one and five years	24.1	18.9	14.9
More than five years	5.9	—	—

	39.1	29.4	22.7

The group leases a number of properties and plant and machinery under operating leases.

Leases as lessor

The future minimum lease payments under non-cancellable leases are as follows:

	2012	2011	2010
	£m	£m	£m

Less than one year	3.1	2.3	11.8
Between one and five years	0.1	0.3	0.2
More than five years	—	—	—

	3.2	2.6	12.0

The above leases relate to amounts payable in respect of land and buildings and fleet car sales. The average lease life is less than one year.

Non-cancellable finance lease rentals are payable as follows:

	2012	2011	2010
	£m	£m	£m

Less than one year	4.7	5.2	5.5
Between one and five years	15.1	15.9	16.7
More than five years	—	2.8	5.8

	19.8	23.9	28.0

The above lease relates to amounts payable on plant and machinery in line with IFRIC 4.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

35	Segment reporting

The JLR group operates in the automotive segment. The group has only one operating segment, so no separate segmental report is given.

The geographic spread of sales and assets is as disclosed below

	UK	US	China	Rest of Europe	Rest of World
31 March 2012	£m	£m	£m	£m	£m

Revenue	2,259.1	1,995.9	3,889.3	2,419.5	2,947.9
Segment assets	4,330.4	13.9	18.8	8.6	15.2
Capital expenditure	1,465.2	0.8	15.6	1.2	2.7

	UK	US	China	Rest of Europe	Rest of World
31 March 2011	£m	£m	£m	£m	£m

Revenue	1,923.8	2,005.3	1,642.7	2,042.8	2,256.1
Segment assets	3,336.3	15.6	9.3	4.0	10.2
Capital expenditure	850.1	1.0	11.1	1.1	5.7

	UK	US	China	Rest of Europe	Rest of World
31 March 2010	£m	£m	£m	£m	£m

Revenue	1,536.7	1,266.7	635.2	1,666.0	1,422.7
Segment assets	2,874.1	15.4	0.6	5.4	16.6
Capital expenditure	744.6	4.3	0.3	0.6	1.5

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

36	Related party transactions

The group’s related parties principally consist of Tata Sons Ltd., subsidiaries of Tata Sons Ltd, associates and joint ventures of the company. The group routinely enters into transactions with these related parties in the ordinary course of business. The group enters into transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements for FY12.

	With associates and joint ventures	With immediate or ultimate parent
	2012 £m	2012 £m

Sale of products	—	69.4
Services received	54.1	9.0
Trade and other receivables	—	3.1
Accounts payable	12.8	—
Accrued preference share dividend	—	11.3
Loans repaid	—	434.9

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements for FY11.

	With associates	With immediate or ultimate parent
	2011 £m	2011 £m

Sale of products	—	38.7
Services received	34.0	—
Trade and other receivables	—	5.5
Accounts payable	10.5	—
Loans given	—	434.9

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements for the year ended 31 March 2010.

	With associates	With immediate or ultimate parent
	2010 £m	2010 £m

Sale of products	—	12.5
Services received	26.7	0.3
Loan transactions in the period	—	1,026.0
Trade and other receivables	3.6	0.6
Loans given	—	1,795.7

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

36	Related party transactions (continued)

The following table summarises related party transactions and balances included in the consolidated financial statements:

Compensation of key management personnel

	2012	2011	2010
	£m	£m	£m

Short term benefits	16.3	7.4	3.4
Post-employment benefits	2.0	0.3	0.2
Compensation for loss of office	1.8	—	—

	20.1	7.7	3.6

37	Ultimate parent company and parent company of larger group

The immediate parent undertaking is TML Singapore Pte Limited and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest group to consolidate these financial statements.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Parent Company Balance Sheet

at 31 March 2012

	Note	2012	2011	2010
		£m	£m	£m
Non-current assets
Investments	39	1,654.8	1,874.8	1,605.2
Other assets	43	9.0	—	—

Total non-current assets		1,663.8	1,874.8	1,605.2

Current assets
Cash and cash equivalents	38	1.1	3.7	0.9
Other Financial Assets	40	1,709.7	404.6	411.1
Other current assets	43	4.5	—	—

Total current assets		1,715.3	408.3	412.0

Total assets		3,379.1	2,283.1	2,017.2

Current liabilities
Short term borrowings and current portion of long term debt	44	157.1	434.8	—
Other financial liabilities	41	48.0	—	—

Total current liabilities		205.1	434.8	—

Non-current liabilities
Long term debt	44	1,484.4	157.1	1,795.5

Total non-current liabilities		1,484.4	157.1	1,795.5

Total liabilities		1,689.5	591.9	1,795.5

Equity attributable to equity holders of the parent
Ordinary shares	45	1,500.6	1,500.6	644.6
Capital redemption reserve		166.7	166.7	—
Foreign currency on change to presentational currency		—	—	(371.2)
Accumulated reserves / (deficit)		22.3	23.9	(51.7)

Equity attributable to equity holders of the parent		1,689.6	1,691.2	221.7

Total liabilities and equity		3,379.1	2,283.1	2,017.2

These financial statements were approved by the board of directors on                      and were signed on its behalf by:

Director

Company registered number: 6477691

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Parent Company Statement of Changes in Equity

For the year ended 31 March 2012

	Ordinary share Capital	Capital redemption reserve	Accumulated reserves	Total Equity
	£m	£m	£m	£m

Balance at 31 March 2011	1,500.6	166.7	23.9	1,691.2

Loss for the year	—	—	(1.6)	(1.6)

Balance at 31 March 2012	1,500.6	166.7	22.3	1,689.6

	Ordinary share Capital	Capital redemption reserve	Foreign currency on change to presentational currency	Accumulated reserves / (deficit)	Total Equity
	£m	£m	£m	£m	£m

Balance at 31 March 2010	644.6	—	(371.2)	(51.7)	221.7

Income for the year	—	—	—	21.9	21.9

Foreign currency on change to presentational currency	—	—	371.2	—	371.2

Cancellation of redeemable preference shares	—	—	—	48.8	48.8

Issue of ordinary shares	856.0	166.7	—	4.9	1,027.6

Balance at 31 March 2011	1,500.6	166.7	—	23.9	1,691.2

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Parent Company Cash Flow Statement

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m
Cash flows from operating activities
Net income / (loss)	(1.6)	21.9	(15.2)
Adjustments for:
Finance income / (expense) (net)	7.1	(21.9)	12.8
Foreign exchange gains on loans	10.0	—	—

Cash flows from / used in operating activities	15.5	—	(2.4)

Other financial assets	(1,077.9)	—	—
Other current liabilities	4.3	—	—

Net cash from operating activities	(1,058.1)	—	(2.4)

Cash flows from investing activities
Finance income received	73.4	2.8	—

Net cash from investing activities	73.4	2.8	—

Cash flows from financing activities
Proceeds from issue of ordinary shares	—	—	370.3
Finance expense paid	(85.3)	—	(29.7)
Repayment of short term debt	(432.6)	—	(1,179.1)
Proceeds from issuance of long term debt	1,500.0	—	841.7

Net cash from financing activities	982.1	—	3.2

Net change in cash and cash equivalents	(2.6)	2.8	0.8
Cash and cash equivalents at beginning of year	3.7	0.9	0.1

Cash and cash equivalents at end of year	1.1	3.7	0.9

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

38	Cash and Cash equivalents

Cash and cash equivalents consist of the following:

	Year ended 31 March 2012	Year ended 31 March 2011	Year ended 31 March 2010
	£m	£m	£m

Balances with banks	1.1	3.7	0.9

	1.1	3.7	0.9

39	Investments

Investments consist of the following:

	2012	2011	2010
	£m	£m	£m

Unquoted equity investments, at cost at beginning of the year	1,874.8	1,874.8	1,605.2
Preference share investments converted to financial asset	(220.0)	—	—

Unquoted equity investments, at cost at end of the year	1,654.8	1,874.8	1,605.2

In March 2012, Land Rover and Jaguar Cars Limited converted preference shares owed to Jaguar Land Rover PLC into debt.

The movement in investments in 2011 is due to the conversion of the functional currency of the company from USD to GBP.

The company has not made any additional investments or disposals of investments in the year.

The company has the following investments in subsidiaries:

Subsidiary Undertaking	Interest	Class of shares	Country of Incorporation and Registration	Principal activity
Jaguar Cars Limited	100%	Ordinary shares	England and Wales	Manufacture and sale of motor vehicles
Land Rover	100%	Ordinary shares	England and Wales	Manufacture and sale of motor vehicles

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

39	Investments (continued)

The shareholdings above are recorded at acquisition values in the company’s accounts. Details of the indirect subsidiary undertakings are as follows:

Name of Company	Interest	Class of shares	Country of incorporation and operation	Principal activity

Jaguar Land Rover Exports Limited	100%	Ordinary shares	England and Wales	Export sales

Land Rover Exports Limited	100%	Ordinary shares	England and Wales	Export sales

Jaguar Belgium N.V.	100%	Ordinary shares	Belgium	Distribution and sales

Jaguar Land Rover Deutschland GmbH	100%	Ordinary shares	Germany	Distribution and sales

Jaguar Hispania SL	100%	Ordinary shares	Spain	Distribution and sales

Jaguar Land Rover Austria GmbH	100%	Capital contribution €145,300	Austria	Distribution and sales

Jaguar Land Rover North America LLC	100%	Ordinary shares	USA	Distribution and sales

Jaguar Cars (South Africa) (Pty) Ltd	100%	Ordinary shares	South Africa	Dormant

Jaguar Land Rover (South Africa) Holdings Limited	100%	Ordinary shares	South Africa	Holding company

Jaguar Cars Overseas Holdings Limited	100%	Ordinary shares	England and Wales	Holding company

The Jaguar Collection Limited	100%	Ordinary shares	England and Wales	Dormant

The Daimler Motor Company Limited	100%	Ordinary shares	England and Wales	Dormant

Daimler Transport Vehicles Limited	100%	Ordinary shares	England and Wales	Dormant

The Lanchester Motor Company	100%	Ordinary shares	England and Wales	Dormant

SS Cars Limited	100%	Ordinary shares	England and Wales	Dormant

Jaguar Land Rover Japan Limited	100%	Ordinary shares	Japan	Distribution and sales

Jaguar Land Rover Korea Group Limited	100%	Ordinary shares	Korea	Distribution and sales

Land Rover Group Limited	100%	Ordinary shares	England and Wales	Holding company

Jaguar Landrover Portugal-Veiculos e Pecas, Lda	100%	Ordinary shares	Portugal	Distribution and sales

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

39	Investments (continued)

Name of Company	Interest	Class of shares	Country of incorporation and operation	Principal activity

Land Rover Espana SL	100%	Ordinary shares	Spain	Distribution and sales

Land Rover Nederland BV	100%	Ordinary shares	Holland	Distribution and sales

Jaguar Land Rover Automotive Trading (Shanghai) Co Ltd	100%	Ordinary shares	China	Distribution and sales

Jaguar Land Rover Australia Pty Limited	100%	Ordinary shares	Australia	Distribution and sales

Land Rover Belux SA/NV	100%	Ordinary shares	Belgium	Distribution and sales

Land Rover Ireland Limited	100%	Ordinary shares	Ireland	Distribution and sales

Jaguar Land Rover Italia SpA	100%	Ordinary shares	Italy	Distribution and sales

Jaguar Land Rover Canada ULC	100%	Ordinary Shares	Canada	Distribution and sales

Jaguar Land Rover (South Africa) (Pty) Ltd	100%	Ordinary Shares	South Africa	Distribution and sales

Jaguar Land Rover France SAS	100%	Ordinary Shares	France	Distribution and sales

Jaguar Land Rover Brazil LLC	100%	Ordinary Shares	Brazil	Distribution and sales

Jaguar Land Rover Russia	100%	Ordinary Shares	Russia	Distribution and sales

Land Rover Parts Limited	100%	Ordinary Shares	England and Wales	Distribution and sales

In addition, the group has the following investments:

Jaguar Land Rover Schweiz AG	10% interest in the ordinary share capital
Jaguar Cars Finance Limited	49.9% interest in the ordinary share capital
Spark 44 Limited	50% interest in the ordinary share capital

The principal activity of Jaguar Land Rover Schweiz AG is the sale of automotive vehicle and parts. The principal activity of Jaguar Cars Finance Limited was the provision of credit finance. The company has been dormant in the period covered by these accounts. The principal activity of Spark 44 Limited is the provision of advertising services.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

40	Other financial assets

	2012	2011	2010
	£m	£m	£m

Receivables from subsidiaries	1,709.7	404.6	411.1

41	Other financial liabilities

	2012	2011	2010
	£m	£m	£m
Interest payable	43.7	—	—
Other	4.3	—	—

	48.0	—	—

42	Deferred tax assets and liabilities

The company has no deferred tax assets or liabilities either recognised or unrecognised.

43	Other assets

	2012	2011	2010
Non-current	£m	£m	£m
Prepaid expenses	9.0	—	—

	9.0	—	—

	2012	2011	2010
Current	£m	£m	£m
Prepaid expenses	4.5	—	—

	4.5	—	—

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

44	Interest bearing loans and borrowings

	2012	2011	2010
	£m	£m	£m
Others:
Euro MTF listed bonds	1,484.4	—	—
Redeemable preference shares classed as debt	157.1	157.1	1,795.5
Loans from parent	—	434.8	—

	1,641.5	591.9	1,795.5
Less:
Short-term preference shares	(157.1)	—	—
Current portion of parent loan	—	(434.8)	—

Long term debt	1,484.4	157.1	1,795.5

Held as long term debt	1,484.4	157.1	1,795.5

EURO MTF listed debt

On 19 May 2011 and 27 March 2012 the company issued £1,000 million and £500 million (respectively) of listed bonds. The bonds are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

The bonds are fixed rate with £1,000 million denominated in GBP and £500 million denominated in USD with maturity dates between 2018 and 2021.

The bond funds raised were used to repay both long and short term debt and provide additional cash facilities for the group. Further information relating to the bond may be found in the borrowings and description of indebtedness section within the management discussion and analysis to the front of these financial statements.

Preference shares classified as debt

The holders of the preference shares are entitled to be paid out of the profits available for distribution of the company in each financial year a fixed non-cumulative preferential dividend of 7.25% per annum. The preference share dividend is payable in priority to any payment to the holders of other classes of capital stock.

On a return of capital on liquidation or otherwise, the assets of the company available for distribution shall be applied first to holders of preference shares the par value of each share together with a sum equal to any arrears and accruals of preference dividend.

The company may redeem the preference shares at any time, but must do so, not later than ten years after the date of issue. The holders may demand repayment at any time, subject to giving one month’s notice. On redemption, the company shall pay the par value per preference share and a sum equal to any arrears or accruals of preference dividend.

Preference shares contain no right to vote upon any resolution at any general meeting of the company.

The dividend on the preference shares was £11.4 million (2011 and 2010: Nil).

The contractual cash flows of interest bearing debt and borrowings as of 31 March 2012 is set out below, including estimated interest payments and excluding the effect of netting agreements. The analysis assumes the annual coupon rate of 7.25% will be paid on the preference shares each year and the debt will be repaid at the maturity date.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

44	Interest bearing loans and borrowings (continued)

	2012	2011	2010
	£m	£m	£m
Due in
1 year or less	133.9	434.8	—
1 to 2 years	133.9	—	—
2 to 5 years	401.7	—	—
More than 5 years	2,022.8	157.1	1,795.5

	2,692.3	591.9	1,795.5

45	Capital and reserves

	2012	2011	2010
	£m	£m	£m
Allotted, called up and fully paid
1,500,600,000 (2010 and 2009: Nil) ordinary shares of £1 each	1,500.6	1,500.6	—
157,100,000 (2010 and 2009: Nil) 7.25% preference shares of £1 each	157.1	157.1	—
Nil, (2010: 1,001,284,322, 2009: 471,284,322) Ordinary shares of USD $1 each	—	—	644.6
Nil, (2010: 27,222,877, 2009: 11,015,000) 7.25% non-cumulative preference shares of USD $100	—	—	1,795.5

	1,657.7	1,657.7	2,440.1

Held as equity	1,500.6	1,500.6	644.6

Held as debt	157.1	157.1	1,795.5

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company.

Preference shares contain no right to vote upon any resolution at any general meeting of the company.

Movements in share capital of the company

On 31 May 2010, 792,000 USD $100 preference shares were cancelled.

On November 5 2010, 2,890,000 USD $100 were cancelled and converted into short term debt.

On 31 March 2011, the remaining USD preference shares and USD ordinary shares were converted into the GBP ordinary shares and preference shares. A capital contribution reserve was set up as a result of this reorganisation.

Due to the conversion of the share capital of the company, the functional currency changed from USD to GBP.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

46	Dividends

During 2012, 2011 and 2010, no dividends were paid or proposed on the ordinary shares. A dividend of £11.4 million (2011 and 2010: nil) has been accrued on the preference shares. In the period to 31 March 2011, the company did not pay or accrue any preference dividends to TMLH as these were waived.

47	Commitments and contingencies

The company does not have any commitments or contingencies.

48	Capital management

The company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the company.

The company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The company’s policy is aimed at combination of short-term and long-term borrowings.

The company monitors the capital structure on basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the company.

Total debt includes all long and short-term debts and finance lease payables. Equity comprises all components excluding loss on cash flow hedges and foreign currency translation reserve.

The following table summarises the capital of the company:

	2012	2011	2010
	£m	£m	£m

Equity	1,689.6	1,691.2	221.7

Short term debt	157.1	434.8	—
Long term debt	1,484.4	157.1	1,795.5

Total debt	1,641.5	591.9	1,795.5

Total capital (debt and equity)	3,331.1	2,283.1	2,017.2

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

49	Financial instruments

This section gives an overview of the significance of financial instruments for the company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2012:

Financial assets

	Cash and loans and receivables	Total carrying value	Total fair value
	£m	£m	£m

Cash and cash equivalents	1.1	1.1	1.1
Other financial assets – current	1,709.7	1,709.7	1,709.7

	1,710.8	1,710.8	1,710.8

Financial liabilities

	Other financial liabilities	Total carrying value	Total fair value
	£m	£m	£m

Preference shares	157.1	157.1	157.1
Other financial liabilities	48.0	48.0	48.0
Long-term debt	1,484.4	1,484.4	1,534.0

	1,689.5	1,689.5	1,739.1

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

49	Financial instruments (continued)

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2011:

Financial assets

	Cash and loans and receivables	Total carrying value	Total fair value
	£m	£m	£m

Cash and cash equivalents	3.7	3.7	3.7
Other financial assets – current	404.6	404.6	404.6

	408.3	408.3	408.3

Financial liabilities

	Other financial liabilities	Total carrying value	Total fair value
	£m	£m	£m

Short-term	434.8	434.8	434.8
Long-term debt	157.1	157.1	157.1

	591.9	591.9	591.9

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2010:

Financial assets

	Cash and loans and receivables	Total carrying value	Total fair value
	£m	£m	£m

Cash and cash equivalents	0.9	0.9	0.9
Other financial assets – current	411.1	411.1	411.1

	412.0	412.0	412.0

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

49	Financial Instruments (continued)

Financial liabilities

	Other financial liabilities	Total carrying value	Total fair value
	£m	£m	£m

Long-term debt	1,795.5	1,795.5	1,795.5

Fair value hierarchy

Financial instruments carried at fair value are required to be measured by reference to the following levels.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category mainly includes quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

Notes

1.	The short term financial assets and liabilities are stated at amortised cost which is approximately equal to their fair value.

Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the company could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of March 31 2012, 2011 and 2010 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

(b)	Cash flow hedging

As at March 31 2012, 2011 and 2010, there are no designated cash flow hedges.

(c)	Financial risk management

In the course of its business, the company is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, equity price, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The company has a risk management policy which not only covers the foreign exchange risks but also the risks associated with the financial assets and liabilities like interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to:

Create a stable business planning environment – by reducing the impact of currency and interest rate fluctuations to the company’s business plan.

Achieve greater predictability to earnings – by determining the financial value of the expected earnings in advance.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

49	Financial Instruments (continued)

(d)	Market risk

Market risk is the risk of any loss in future earnings in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

(i)	Foreign currency exchange rate risk:

The fluctuation in foreign currency exchange rates may have potential impact on the income statement, equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the company.

The company’s operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in the GBP:US Dollar rate as the company has USD assets and liabilities and a GBP functional currency.

The following analysis has been worked out based on the gross exposure as of the Balance Sheet date which could affect the income statement.

The following table set forth information relating to foreign currency exposure below as of 31 March 2012:

US Dollar
£m

Financial assets	533.2
Financial liabilities	(527.8)

Net exposure asset	5.4

10% appreciation/ depreciation of the USD would result in an increase/ decrease in the company’s net profit before tax and net assets by approximately £0.5 million.

The following table set forth information relating to foreign currency exposure below as of 31 March 2011:

US Dollar
£m

Financial assets	434.8
Financial liabilities	(154.6)

Net exposure asset	280.2

10% appreciation/ depreciation of the USD would result in an increase/ decrease in the company’s net profit before tax and net assets by approximately £25.5 million.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

49	Financial Instruments (continued)

The following table set forth information relating to foreign currency exposure as of 31 March 2010:

US Dollar
£m

Financial assets	411.1
Financial liabilities	(1,795.5)

Net exposure liability	(1,384.4)

10% weakening/strengthening of the Euro, USD and Yen would result in a decrease/increase in the company’s net loss before tax and net assets by approximately £138.4 million for the year ended 31 March 2010.

(e)	Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the cash flows as well as costs.

The company is subject to variable interest rates on some of its interest bearing liabilities. The company’s interest rate exposure is mainly related to debt obligations. The company also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like preference shares and short term loans.

As of 31 March 2012 net financial liabilities of £18.4 million (2011: £411.1 million, 2010: £404.6 million) were subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £0.2 million (2011: £4.1 million, 2010: £4.0 million).

The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. Although some assets and liabilities may have similar maturities or periods to re-pricing, these may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may change with a lag.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year end balances are not necessarily representative of the average debt outstanding during the year.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

49	Financial instruments (continued)

(f)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses of both, the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks

Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was £1,710.8 million (2011: £408.3 million, 2010: £412.0 million), being the total of the carrying amount of cash balance with banks and other finance receivables.

Financial assets that are neither past due nor impaired

None of the company’s cash equivalents or other financial receivables, including time deposits with banks, are past due or impaired.

50	Related party transactions

The company’s related parties principally consist of Tata Sons Ltd., subsidiaries of Tata Sons Ltd, associates and joint ventures of Tata Sons (including Tata Motors). The company routinely enters into transactions with these related parties in the ordinary course of business.

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements.

	With subsidiaries	With immediate parent
	2012 £m	2012 £m

Loans from parent	—	157.2
Loans to subsidiaries	1,709.7	—

	With subsidiaries	With immediate parent	With subsidiaries	With immediate parent
	2011 £m	2011 £m	2010 £m	2010 £m

Loans from parent	—	591.9	—	1,795.5
Loans to subsidiaries	404.6	—	411.1	—

There was no compensation paid by the company to the directors or to key management personnel.

Apart from the directors, the company did not have any employees and had no employee costs.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012

Notes (continued)

51	Ultimate parent company and parent company of larger group

The immediate parent undertaking is TML Singapore Pte Limited and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest group to consolidate these financial statements.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India.

Jaguar Land Rover PLC

Directors’ report and financial statements

Year ended 31 March 2012